

FISCAL YEAR 2007 | SHAREOWNERS REPORT

TESSCO
Your Total Source For Wireless

Serving a broad & diverse base of customers

Public Network Organizations	Commercial & Government	Resellers	Consumers
• Cellular & PCS Carriers • Broadband Carriers & Internet Service Providers • Infrastructure Site Owners • Program Managers • Contractors & Integrators	• Utilities / Transportation / Construction / Mining / Energy • Enterprise • Federal, State & Local Government Agencies & Integrators • Manufacturers • Repair Centers & Technicians	• 2-Way Radio Dealers • Network Value-Added Resellers • Government Value-Added Resellers • Security & Home Electronic Dealers • Retailers: Walk-In Stores & E-Commerce	• Carrier Affinity Partners • Manufacturer Affinity Partners • Reseller Affinity Partners • Mobile Wireless Users • Small & Home Offices

Through an integrated system to deliver the lowest cost solution to assure complete availability


Your
Total
Source
TESSCO

Knowledge

Providing the knowledge for optimum and faster decisions.

Configuration

Configuring and kitting the products for immediate use.

Delivery

Complete and on-time to the point of use.

Control

Providing the system to control the procurement process.

Providing integrated product plus supply chain solutions to professionals who design, build, operate, maintain and use wireless technologies

Network Infrastructure Equipment	Mobile Devices & Accessories	Installation, Test & Maintenance Equipment & Supplies
• Antennas & Base Station Systems • Transmission Line & Cable Products • Broadband Radio Equipment • Network Equipment & Hardware • Tower & Site Hardware • Power Systems	• Devices • Device Accessories • 2 Way Radios & Accessories • Antennas, Mounts & Amplifiers • Asset Tracking & Location Systems	• Test Equipment & Calibration • Bench Equipment • Tools • Shop Supplies • Safety & Apparel • Repair Components

Offering the breadth and depth of products and solutions


TESSCO

Welcome to TESSCO

In the 25 years since TESSCO Technologies Incorporated (NASDAQ: TESS) was founded, the Company has proven its position as "the vital link to a wireless world®," as well as an industry leader in an ever-evolving global wireless marketplace.

At the forefront of an increasingly competitive industry, TESSCO continues to effectively help customers and manufacturers to become market leaders by matching their collective needs with both Product + Supply Chain Solutions – when and where they need them most.

As a value-added, Your Total Source® provider of the critical products, services and solutions needed to design, build, run, maintain and use everything wireless, TESSCO supplies a diverse and expanding customer base with the Knowledge, Configuration, Delivery and Control (KCDC) of mobile and fixed-wireless network infrastructure products, mobile devices and accessories, extensive training offerings, as well as installation, test and maintenance equipment and supplies.

TESSCO's complete and comprehensive solution offering, exceeding 30,000 products from more than 350 world-class manufacturers, differentiates the Company from competitors within the wireless arena and represents a commitment to providing a total customer solution and benefits for customers ranging from reduced inventory costs, enhanced productivity, increased revenue and greater customer loyalty.

TESSCO serves markets seeking to improve the way they do business, including wireless system operators, program managers, contractors, resellers, consumers and self-maintained utility, transportation, enterprise and government organizations.

TESSCO founded its "total source" operation in 1982, and subsequently completed its public offering on the NASDAQ Global Market in 1994. Today, TESSCO operates 24 hours a day, seven days a week, 365 days a year, under ISO 9001:2000 registration and is listed on three GSA Schedules. TESSCO's Global Logistics Center in Hunt Valley, Maryland and Americas Sales & Logistics Center in Reno, Nevada, configure orders for complete, on-time and error-free delivery throughout the global marketplace. TESSCO currently presents, markets, sells and supports manufacturers' products and services to approximately 8,400 commercial customers and 7,100 consumers per month.

TESSCO

Your Total Source for Knowledge

MAKE FAST, OPTIMUM PURCHASE & USAGE DECISIONS: The TESSCO knowledge base, developed through application experience with many customers and manufacturers, provides fast comparisons of alternative products, installation & usage guidance and the ability to configure solutions. TESSCO's Knowledge Tools are integrated into a suite of print and electronic media:


The Wireless Guide

THE WIRELESS GUIDE ■ *The Wireless Guide* is an essential resource for the entire industry, found on the desks of customers and competitors alike. It contains virtually everything needed to design, build, run, maintain and use a wireless system. In this 1,600-page book, TESSCO's manufacturing partners reach a buyer right at the point of decision.


THE WIRELESS JOURNAL
GET REAL-WORLD FADE MARGINS ON SITE

THE WIRELESS JOURNAL ■ TESSCO's bimonthly magazine features new product introductions, wireless technology innovations, and complete products-in-use applications. Mailed to 115,000 wireless professionals, it's also available online as an interactive PDF. *The Wireless Journal®* offers valuable access to a large qualified audience in an authoritative advertising environment.


TESSCO
The Wireless Bulletin
for Retailers
WHAT'S NEW, WHAT'S NEXT

THE WIRELESS BULLETIN FOR RETAILERS ■ These easy-to-use bimonthly bulletins showcase a selection of hot wireless devices and the sleek, innovative accessories that complement them. It's required reading for retailers seeking a first-to-market advantage. *The Wireless Bulletin* is a focused tool for promoting what's new and what's next.


The Wireless Update

THE WIRELESS UPDATE ■ Monthly e-newsletters are targeted to eight different customer segments, to deliver the most relevant product announcements, breaking news and solutions for each market, as well as several general-interest topics. Links to in-depth pages on TESSCO.com® increase Web usage and purchasing.

TESSCO.COM ■ The award-winning Web site offers tremendous value to virtually every TESSCO customer. It has 13 different product searches, a fast and easy order process, access to critical account data, and an unprecedented suite of powerful market, vendor and solutions landing pages.


TESSCO
Wireless Products & Solutions

TESSCO

Reflecting on our successes from the past fiscal year, it is clear that TESSCO effectively executed its initiatives and strategies – producing a memorable and record fiscal performance!



Dear Fellow Shareowner,

Our 25th year was extraordinary, with excellent financial results including record-breaking profits and outstanding advancement in our strategic positioning as Your Total Source® for Wireless. During the year, we continued to diversify and expand our business; selling a broad and deep product offering to many diverse customers. Today our product offering spans nearly all wireless technologies to serve the exploding voice, data and video applications, and the wireless network solutions needed by public carriers, self-maintained users, government agencies, retailers, and resellers.

We enter the new fiscal year with the goal of leveraging our market-customer and operational successes and strengths, in order to accelerate the achievement of the imperatives outlined last year. Following is more detail on the imperatives and what we are striving to accomplish this new year:

Imperative #1: Increase quality revenues *...by selling more commercial and government customers, more product categories, more often.*

Toward this end we must:

- Continue to build a powerful, closed-loop, direct, integrated, one-on-one, marketing-sales system that delivers opportunity, acquisition, repeat, category share and cross-sell at the lowest total cost.
- Achieve complete availability, order completion and customer satisfaction.
- Build stronger relationships with a vast number of the builders, operators and users of wireless systems, and be known and recognized by them as THEIR Total Source and supplier of choice.
- Further expand our offering of the wireless products and solutions required to serve the exciting convergence of devices, networks, and content for voice, data, Internet access and video applications.

Imperative # 2: Increase diversification and reduce concentration risk *...by reducing the dependence on any one customer, supplier, facility and/or individual.*

Toward this end we must:

- Continue to diversify by selling many customers, many products.
- Expand our proprietary designed, engineered, contract manufactured and marketed products and solutions.
- Continue to assure back-up recovery for each facility, independent and contract factory, and performance role.

Imperative #3: Grow margins *...by executing flawlessly with high productivity.*

Toward this end we must:

Improve product gross margins through:

- Designing and selling full solutions that deliver more customer value.
- Continually optimizing the manufacturer supply chain by achieving lower delivered product costs, and reducing excess and obsolescence costs.
- Expanding our proprietary product offering to be responsive to customers' needs at lower costs.

Improve operating margins by:

- Improving sales productivity.
- Eliminating the operational constraints to productivity.
- Improving order fulfillment productivity.
- Leveraging our facilities utilization.
- Better utilizing and improving the functionality of TESSCO.com® to improve the customer experience, effectively communicate our value, and increase order fulfillment.


TECHN
Opportunity to Grow & Emerge


Teamwork Producing Results


Quality is Just Good Business

TESSCO creates value for team members, manufacturers, customers and shareholders.

Imperative #4: Improve returns .. *through gains in margins and asset turnover.*

Toward this end we must:

- Improve return on inventory through higher inventory turnover.
- Increase return on other assets by driving higher returns on IT and facility investments, as well as receivables.
- Strengthen return on equity by continuing to manage the balance sheet while delivering growing profits.

Imperative #5: Recruit, retain, and develop exceptional leaders and contributors ...*to assure the capacity, commitment and capability of achieving our goals, today and tomorrow.*

Toward this end we must:

- Attract, recruit and retain superior talent.
- Enhance and accelerate the education, development, and reward programs to improve organizational productivity.

Bottom Line Imperative: Increase shareowner value ...*by aggressively growing earnings faster than revenues.*

Toward this end we must:

- Flawlessly design and execute our strategies and initiatives.
- Increase TESSCO's recognition with new and potential investors.

We have extraordinary goals: and achieving them in the current market environment is going to be a challenge. However, we are committed to achieving breakthroughs in the above areas. We are proud of our recent success, and are energized by the possibilities and opportunities in the expanding wireless market.

In closing, I want to recognize important changes to our Board of Directors.

- Susan Goodman has advised us that she will serve through the end of her current term; but because of other demands on her time, she has asked not to be nominated for election to another term at the Annual Meeting this year. I recognize and thank Susan for the significant contributions she has made, particularly to our marketing and branding initiatives.
- After 22 years of service to TESSCO, Jerry Eppler will also be transitioning from Director, to a consulting role of Director Emeritus. Jerry was instrumental in the initial, major financing of TESSCO, and his wisdom and guidance over these years has been profound. I thank him for his friendship and contribution.
- Mr. Jay Baitler has been nominated for election at the Fiscal Year 2007 Annual Meeting. Jay is executive vice president of Staples Contract Division and will bring great experience in the marketing, sales and distribution of many products, to many customers. I very much look forward to Jay's contributions in the future.

Finally, I would like to thank our shareowners, customers, manufacturers, Board of Directors, and dedicated team members for their enduring support of, and contribution to, our enduring possibilities.

Sincerely,

Bob

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer
Chairman@tessco.com

TESSCO

Corporate Performance

FISCAL YEAR ENDED APRIL 1, 2007



Total Revenue by Market
Dollars in millions
Consumer
Self-Maintained Users, Governments & Resellers
Public Carriers & Network Operators
TOTAL 273.9
61.1
148.4
64.4
TOTAL 352.7
127.6
154.3
70.8
TOTAL 513.0
243.5
189.9
79.6
TOTAL 477.3
137.3
267.1
72.9
TOTAL 492.3
7.6
418.2
66.6
03
04
05
FISCAL YEAR
06
07



Total Revenue by Line of Business
Dollars in millions
Mobile Devices & Accessories—Consumer
Mobile Devices & Accessories—Commercial
Installation, Test & Maintenance
Network Infrastructure
TOTAL 273.9
61.1
53.3
62.0
97.5
TOTAL 352.7
127.6
58.8
51.7
114.6
TOTAL 513.0
243.5
75.4
63.2
130.9
TOTAL 477.3
137.3
116.5
74.6
148.9
TOTAL 492.3
7.5
222.6
97.0
165.2
03
04
05
FISCAL YEAR
06
07



Average Monthly Buyers Excluding Consumers*
Buyers in thousands
7.0
7.2
7.5
7.8
8.0
8.4
8.5
8.6
QTR 1 2 3 4 1 2 3 4
FY 06 06 06 06 07 07 07 07
* Customers purchasing greater than $250 per month



Total Gross Profit by Market
Dollars in millions
Consumer
Self-Maintained Users, Governments & Resellers
Public Carriers & Network Operators
TOTAL 71.3
15.6
39.3
16.4
TOTAL 77.6
20.3
39.8
17.5
TOTAL 94.8
27.0
49.2
18.6
TOTAL 103.0
17.4
68.3
17.3
TOTAL 121.4
3.2
102.1
16.1
03
04
05
FISCAL YEAR
06
07



Total Gross Profit by Line of Business
Dollars in millions
Mobile Devices & Accessories—Consumer
Mobile Devices & Accessories—Commercial
Installation, Test & Maintenance
Network Infrastructure
TOTAL 71.3
15.6
13.4
17.0
25.3
TOTAL 77.6
20.3
15.0
13.8
28.5
TOTAL 94.8
27.0
20.4
16.4
31.0
TOTAL 103.0
17.4
28.2
22.7
34.7
TOTAL 121.4
3.2
50.1
28.0
40.1
03
04
05
FISCAL YEAR
06
07



Gross Profit by Market
Commercial*
Consumer
Total
60
50
40
30
20
10
0
PERCENT
03
04
05
FISCAL YEAR
06
07
* Commercial includes Public Carriers & Network Operators and Self-Maintained Users, Governments & Resellers

Your Total Source For Wireless
800.472.7373 | www.tessco.com

Network Infrastructure Equipment | Mobile Devices & Accessories | Installation, Test & Maintenance Equipment & Supplies

Corporate Performance

FISCAL YEAR ENDED APRIL 1, 2007

Diluted Earnings Per Share*
Dollars



0 45
0.43
0.92
1.17
03
04
05
07
FISCAL YEAR

* All earnings per share numbers have been retroactively restated for all periods presented to reflect the November 29, 2006 stock dividend in order to effect a three-for-two stock split

Diluted Earnings Per Share*
Excluding Benefit of Insurance Proceeds of $0.11 per share in FY 03 and $0.28 per share in FY 04, and Restructuring Charges of $0.21 per share in FY 04
Dollars



0.34
0.36
0.92
0.80
1.17
03
04
05
06
07
FISCAL YEAR

* All earnings per share numbers have been retroactively restated for all periods presented to reflect the November 29, 2006 stock dividend in order to effect a three-for-two stock split

Margin
Excluding Benefit of Insurance Proceeds of $1.2 million in FY 03 and $3.1 million in FY 04, and Restructuring Charges of $2.3 million in FY 04



Operating income excluding benefit of insurance proceeds and restructuring charges/gross profit
Earnings after tax excluding benefit of insurance proceeds and restructuring charges/gross profit
15
10
5
0
PERCENT
03
04
05
06
07
FISCAL YEAR

Operating Cash Flow
Dollars in millions



13 2
5.6
4.3
28.0
03
04
05
07
FISCAL YEAR

Capital Expenditures
Dollars in millions



8.0
5.0
4.4
2.9
4.3
03
04
05
06
07
FISCAL YEAR

Returns
Excluding Benefit of Insurance Proceeds of $1.2 million in FY 03 and $3.1 million in FY 04, and Restructuring Charges of $2.3 million in FY 04



Return on average assets, excluding benefit of insurance proceeds and restructuring charges
Return on average equity, excluding benefit of insurance proceeds and restructuring charges
15
10
5
0
PERCENT
03
04
05
06
07
FISCAL YEAR

TESSCO

Financial Summary

FISCAL YEARS ENDED	APRIL 1, 2007	MARCH 26, 2006	MARCH 27, 2005	MARCH 28, 2004	MARCH 30, 2003
Statement of Income Data					
Commercial revenues	$ 484,815,300	$ 340,034,600	$ 269,497,300	$ 225,101,300	$ 212,773,400
Consumer revenues	7,512,500	137,294,700	243,530,000	127,573,000	61,140,000
Total revenues	492,327,800	477,329,300	513,027,300	352,674,300	273,913,400
Commercial gross profit	118,266,400	85,593,100	67,819,000	57,257,100	55,668,700
Consumer gross profit	3,145,000	17,419,900	27,027,800	20,389,000	15,646,000
Total gross profit	121,411,400	103,013,000	94,846,800	77,646,100	71,314,700
Selling, general and administrative expenses	109,208,800	94,268,800	84,747,400	73,444,300	67,462,900
Benefit from insurance proceeds	—	—	—	(3,054,000)	(1,212,500)
Restructuring charges	—	—	—	2,285,700	—
Income from operations	12,202,600	8,744,200	10,099,400	4,970,100	5,064,300
Interest, net	879,400	358,500	166,200	167,700	105,500
Income before provision for income taxes	11,323,200	8,385,700	9,933,200	4,802,400	4,958,800
Provision for income taxes	4,281,100	3,270,500	3,866,000	1,910,600	1,910,200
Net income	$ 7,042,100	$ 5,115,200	$ 6,067,200	$ 2,891,800	$ 3,048,600
Diluted earnings per share[1]	$ 1.17	$ 0.80	$ 0.92	$ 0.43	$ 0.45
Percent of Revenue					
Gross profit	24.7%	21.6%	18.5%	22.0%	26.0%
Selling, general and administrative expense	22.2%	19.7%	16.5%	20.8%	24.6%
Income from operations	2.5%	1.8%	2.0%	1.4%	1.8%
Net Income	1.4%	1.1%	1.2%	0.8%	1.1%
Growth Rates					
Revenues	3.1%	(7.0%)	45.5%	28.8%	10.0%
Income from operations	39.5%	(13.4%)	103.2%	(1.9%)	(26.3%)
Diluted earnings per share[1]	46.3%	(13.0%)	114.0%	(4.4%)	(21.1%)
Ratios					
Return on assets[2]	5.6%	3.6%	4.2%	2.1%	2.3%
Return on equity[2]	11.5%	8.1%	10.4%	4.4%	4.4%
Selected Operating Data					
Average commercial buyers per month-total	11,900	10,900	9,900	9,400	9,200
Average commercial buyers per month-purchasing greater than $250	8,400	7,500	6,700	6,100	n/a
Average consumer buyers per month	7,100	20,600	36,100	34,500	22,700
Total orders shipped	807,800	1,385,000	1,665,000	1,228,000	1,034,000
Number of team members	749	638	592	549	556
Revenues per employee	$ 657,300	$ 748,200	$ 866,600	$ 642,400	$ 492,700
BALANCE SHEET DATA					
Working capital	$ 33,527,300	$ 45,704,400	$ 41,000,200	$ 37,330,100	$ 35,543,900
Total assets	123,682,700	126,800,400	160,557,200	129,128,700	100,238,000
Short-term debt	356,200	442,500	362,600	282,000	372,800
Long-term debt	4,203,200	4,559,400	5,000,700	5,354,700	5,660,800
Shareholders' equity	57,151,300	65,106,800	60,822,100	56,333,500	53,985,800

(1) Earnings per share numbers have been retroactively restated for all periods presented to reflect the November 29, 2006 stock dividend in order to effect a three-for-two stock split.

(2) Excludes the gain on insurance proceeds and business interruption insurance received as a result of the October 12, 2002 disaster at our Global Logistics Center and the termination costs and facility consolidation costs associated with our profitability improvement program.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JUN 25 2007
SECTION

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED APRIL 1, 2007**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission file number 0-24746

TESSCO Technologies Incorporated

(Exact name of registrant as specified in its charter)

DELAWARE	**52-0729657**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11126 McCormick Road, Hunt Valley, Maryland 21031
(Address, including zip code, of principal executive offices)

Registrant's Telephone number, including area code **(410) 229-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Act). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Large accelerated filer ☐ Accelerated filer ☐ Non-Accelerated Filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Common Stock, $.01 par value, held by non-affiliates of the registrant based on the closing sales price of the Common Stock as quoted on the NASDAQ Global Market as of September 24, 2006, was $53,205,391.

The number of shares of the registrant's Common Stock, $.01 par value, outstanding as of June 4, 2007, was 5,458,312.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2007 Annual Meeting of Shareholders scheduled to be held July 26, 2007, are incorporated by reference into Part III.

TABLE OF CONTENTS

Part I

Item 1. Business.

General

TESSCO Technologies Incorporated (TESSCO, or the Company) is a leading provider of integrated product and supply chain solutions to the professionals that design, build, run, maintain and use wireless mobile, fixed and in-building systems.

We link customers with integrated product and supply chain solutions configured from product choices made by world-class manufacturers. While creating Your Total Source® opportunity for our customers to improve the way business is done, we present, market, sell, supply, and support manufacturers' products as a part of a total customer solution, thus providing a cost-effective channel to a broad and diverse customer base.

Our operational platform, which we refer to as our Knowledge, Configuration, Delivery and Control System (KCDC™), allows customers and manufacturers the opportunity to streamline the supply chain process and lower total inventories and costs by providing guaranteed availability and complete, on-time delivery to the point of use.

We began our "total source" operations in 1982, reincorporated as a Delaware corporation in 1987 and have been listed on the NASDAQ Stock Market, now the NASDAQ Global Market (symbol: TESS), since 1994. Today, we operate 24 hours a day, seven days a week, under ISO 9001:2000 registration. Our Global Logistics Center in Hunt Valley, Maryland and Americas Sales & Logistics Center in Reno, Nevada, configure orders for complete, on-time delivery throughout the world. Our solution offering falls within the broad business segment categories of network infrastructure, mobile devices and accessories, and installation, test and maintenance products.

We currently serve approximately 8,400 commercial customers whose purchases each exceed $250 per month, and 6,400 consumers per month, including a diversified mix of carrier and public network operators, infrastructure site owners, program managers, contractors and integrators, industrial and enterprise self-maintained users, governments, manufacturers, repair centers, retailers, dealers and value-added resellers, affinity partners and consumers.

On November 29, 2006, we issued a stock dividend in order to effect a 3-for-2 stock split of our common stock. The share prices and number of shares included in this Annual Report on Form 10-K prior to the November 29, 2006 stock split have been retroactively restated to reflect the stock dividend for all periods presented.

Products and Services

We identify, select, present, market, sell, supply, and support products and services required to design, build, run, maintain and use a wireless system. We principally offer competitively priced, manufacturer brand-name products, ranging from simple hardware items to sophisticated test equipment, with per item prices ranging from less than $1 to $100,000 and gross profit margins ranging from less than 5% to over 95%. During fiscal year 2007, we offered products classified into our three business segments: network infrastructure, mobile devices and accessories and installation, test and maintenance products, which accounted for approximately 33%, 47% and 20% of revenues, respectively. Network infrastructure products are used to build, repair and upgrade wireless telecommunications, computing and Internet networks, and generally complement radio frequency transmitting and switching equipment provided directly by original equipment manufacturers (OEMs). Products include base station antennas, cable and transmission lines, fixed broadband equipment, filtering systems, small towers, lightning protection devices, connectors and miscellaneous hardware. Our network infrastructure service offering includes connector installation, custom jumper assembly, filter product tuning, site kitting and logistics integration. Mobile devices and accessory products include cellular telephones and other data devices, pagers and two-way radios and related accessories, such as replacement batteries, cases, speakers, mobile amplifiers, power supplies, headsets, mounts, car antennas and various wireless data devices. Retail merchandising displays, promotional programs, customized order fulfillment services and affinity-marketing programs, such as providing outsourced call centers and private label Internet sites, complement our mobile devices and accessory product offering. Installation, test and maintenance products are used to install, tune, maintain and repair wireless communications equipment. Products include sophisticated analysis equipment and various frequency-, voltage- and power-measuring devices, as well as an assortment of tools, hardware, replacement and component parts and supplies required by service technicians. For more detailed financial information regarding our business segments for each of the past three fiscal years, see Note 10 to the Consolidated Financial Statements included in Item 8 to this Annual Report on Form 10-K for the fiscal year ended April 1, 2007.

While we principally provide manufacturer brand-name products, a variety of products, which are primarily subscriber accessory products and infrastructure accessory components, are developed and offered under TESSCO owned-brands, Wireless Solutions®, TerraWave ® and Airstream. Also, our WLAN certification training is offered under our GigaWave® trade name. We have not incurred significant research and development expenditures in each of the last three fiscal years.

Our products are sold as part of our integrated product and supply chain solutions. Our supply chain services for all product areas are grouped under Knowledge, Configuration, Delivery and Control. Knowledge solutions include product choice comparison, with comprehensive specifications organized by product, not manufacturer, reinforced by engineering, sales and technical support staff and hands-on training programs. Configuration services are comprised of customized product kitting, logistics management and consumer and retail merchandising and marketing, allowing the products to be delivered ready for immediate use, installation or resale. Our delivery system allows the customer to select 1-, 3- or 5-day "just-in-time" delivery, to specific delivery locations, designed to eliminate the customer's need for staging and warehousing. We guarantee on-time, complete and error-free delivery. Our services that increase customer control include predetermined monthly pricing levels, the ability to monitor multi-site purchasing with pre-approved, customized parameters indicating who is able to order how much of which specific products, order delivery tracking, product and usage tracking and history reporting and alternative financing options.

As part of our commitment to customer service, we typically allow customers to return most products for any reason, for credit, within 30 days of the date of purchase. Total returns and credits have been less than 5% of revenues in each of the past three fiscal years.

As of April 1, 2007, we offered products purchased from approximately 350 manufacturers. A substantial portion of our inventory purchases are concentrated with a small number of vendors. In fiscal year 2007, products purchased from our largest vendor, Motorola, generated approximately 19% of our revenue and 11% of our gross profit. Our next nine top vendors accounted for approximately 26% of our fiscal year 2007 revenues and 28% of our gross profits, thus resulting in revenue and gross profit from sales of products purchased from our top ten vendors of approximately 45% and 39% of our total revenues and gross profits, respectively. Although we do not maintain long-term supply contracts with our vendors, we believe that, for other than those products purchased by us as part of our affinity relationships as described below, alternative sources of supply are available for many of the product types we carry. The agreements and arrangements on which most of our affinity relationships are based, are of limited duration and terminable by either party upon several months or otherwise short notice.

In mid-September 2005, T-Mobile, previously our largest affinity and overall customer relationship, completed its transition from the TESSCO provided e-commerce marketing and sales system to an in-house Web solution and alternative third-party logistics provider, and thus revenues then ceased from this relationship.

We supply repair and replacement materials to authorized service centers for Nokia Inc. (Nokia) in the United States, Canada and Latin America. Sales of the Nokia repair and replacement materials, that we purchase from Nokia and sell to approximately 1,200 separate and distinct service centers, accounted for approximately 11% of our total revenues in fiscal year 2007. This relationship is a complete supply chain relationship and, therefore, we have no alternative sources of supply, and our purchases, and ultimately our resale of these products, is dependent upon the continuation of the Nokia relationship. We also sell products other than Nokia repair and replacement materials to many of these customers. Absent this arrangement with Nokia, we would maintain the ability to sell these other products to these customers.

We are dedicated to superior performance and quality and consistency of service in an effort to maintain and expand these types of relationships, but there can be no assurance that we will continue to be successful in this regard in the future, or that competitive pressures or other events beyond our control will not have a negative impact on our ability to maintain these relationships or to continue to derive revenue from these relationships.

Customers

Our customer base consists of commercial customers and consumers, which accounted for approximately 98% and 2%, respectively, of fiscal year 2007 revenues. Commercial customers share the characteristic that they are organizations that design, install, operate, repair or sell some type of wireless communications system. Our commercial customers are categorized into two different markets: 1) public carriers and network operators and 2) self-maintained users (SMUs), governments and resellers, which accounted for approximately 14% and 86%, respectively, of fiscal year 2007 commercial revenues. Public carriers and network operators are system operators that are generally responsible for building and maintaining the infrastructure system and providing airtime service to individual subscribers. SMUs, government and reseller customers include:

- SMUs and government customers include commercial entities such as major utilities and transportation companies, federal agencies and state and local governments, including public safety organizations; and
- Resellers include dealers and resellers that sell, install and service cellular telephone, paging and two-way radio communications equipment primarily for the consumer and small business markets. These resellers include local and national proprietorships and retailers, as well as sales and installation centers operated by cellular and paging carriers.

Consumers place orders for wireless phones, data devices, and related accessories via telephone and the Internet primarily through our affinity-marketing programs. Under these programs, we collaborate with our affinity-marketing clients to market to their customers under their brands. In many cases, we act as the merchant on behalf of the affinity-marketing client, interfacing with the customer, accepting the order, shipping from our inventory and collecting payment. Our affinity-marketing programs create a high level of customer service and supplementary income for the client through revenue share payments. In addition to our affinity programs, we maintain our own internally developed consumer Web site, YourWirelessSource.com™, which offers cellular phone accessories from OEMs and Wireless Solutions®, our own private brand, and other complementary consumer wireless products.

Our largest customer relationship, AT&T Mobility (formerly Cingular Wireless), a top tier cellular carrier purchasing phone accessories, accounted for approximately 22% of our revenues and 18% of gross profits during fiscal year 2007. Our next nine largest customer relationships accounted for 8% and 10% of our total revenues and gross profits, respectively, during fiscal year 2007, and therefore, our top ten customer relationships totaled 30% and 28% of our total revenues and gross profits, respectively.

Although we currently service customers in over 100 countries, approximately 97% of our sales have been made to customers in the United States during each of the past three years. Due to our diverse product segments and our wide customer base, our business is not significantly affected by seasonality. However, sales to our retailers generally peak in our second and third quarters in preparation for the winter holiday season. Also, our network infrastructure sales are typically affected by weather conditions in the United States, especially in our first quarter.

Method of Operation

We believe that we have developed a highly integrated, technologically advanced and efficient method of operation based on the following key tenets:

- Understanding and anticipating customers' needs and building solutions by cultivating lasting relationships;
- Allowing customers to make the best decisions by delivering product knowledge, not just information, through our knowledge tools, including *The Wireless Guide*, and TESSCO.com®, our Internet-based Solution and Transaction System;
- Responding to what we refer to as "the moments of truth" by providing customers with sales, service and technical support, 24 hours a day, 7 days a week, 365 days a year;
- Providing customers what they need, when and where they need it by delivering integrated product and supply chain solutions; and
- Helping customers enhance their operations by providing real-time order tracking and performance measurement.

We operate as a team of teams structured to enhance marketing innovation, customer focus and operational excellence and consist of these integrated units:

Market Development and Sales: In order to meet the needs of a dynamic and diverse marketplace, sales and marketing activities are organized on an end-market basis. Sales teams are focused on: public carrier and network operator (e.g., carriers, infrastructure site owners, program site managers, contractors and integrators); SMUs, governments, resellers (e.g., self-maintained users, governments, manufacturers, repair centers, retailers, dealers, value-added resellers); and consumers (e.g., affinity programs, Web store programs and fulfillment and consumer services). This organization allows for the development of unique product and solution offerings to meet the needs of our diverse customer base.

We attempt to understand and anticipate customers' needs and to build solutions by cultivating lasting relationships. Our commercial customer database contains detailed information on approximately 215,000 existing and potential customers, including the names of key personnel, past contacts, inquiries, and buying and credit histories. This extensive customer database enables us to identify and target potential customers and to market specific products to these targeted customers. Potential customers are identified through their responses to TESSCO.com®, direct-marketing materials, advertisements in trade journals and industry trade shows, as well as through referrals from other TESSCO customers and vendors. Customer relationship representatives pursue these customer inquiries through distribution of our knowledge tools and through phone contact, electronic communications and field visits. The information technology system tracks potential customer identification from the initial marketing effort through the establishment and development of a purchasing relationship. Once a customer relationship is established, we carefully analyze purchasing patterns and identify opportunities to encourage customers to make more frequent purchases of a broader array of products. Scheduled contacts are made to each regularly purchasing customer for the purpose of information dissemination, order generation, database maintenance and the overall enhancement of the business relationship. The process is aimed at the attraction of prospects to TESSCO, the conversion of these prospects to buying customers, and the ultimate migration to loyal, total-source monthly buyers.

Solutions Development and Marketing: We actively monitor advances in technologies and industry trends, both through market research and continual customer and manufacturer interaction, and continue to enhance our product offering as new wireless communications products and technologies are developed.

In addition to determining the product offering, our product and solutions development teams provide the technical foundation for both customers and our personnel. The Wireless Product Knowledge System (WPKS) is continually updated to add new products and additional technical information in response to manufacturer specification changes and customer inquiries. WPKS contains detailed information on each SKU offered, including full product descriptions, category classifications, technical specifications, illustrations, product cost, pricing and delivery information, alternative and associated products, and purchase and sales histories. This information is available on a real-time basis to all of our personnel for product development, procurement, technical support, cataloging and marketing.

We utilize our WPKS to develop both broad-based and customized product information materials. These materials are designed to encourage both existing and potential customers to realize the value we provide in their product and supply chain decisions. These Knowledge Tools are an integrated suite of informational print and electronic media. They include: *The Wireless Guide*, which is distributed at least annually to more than 60,000 current and prospective buyers; *The Wireless Journal®*, which is distributed bi-monthly to more than 117,000 individuals and is designed to introduce the reader to our capabilities and product offerings and contains information on significant industry trends and product reviews; *The Wireless Update*, which is emailed monthly to more than 76,000 different individuals, and is uniquely produced for various portions of our customer base; *The Wireless Bulletin for Resellers*, which is distributed bi-monthly to more than 17,000 retailers and is designed specifically to learn about the latest trends and technologies in mobile devices and accessories; Technical Application Notes and White Papers, which provide in-depth planning and installation instructions and diagrams; Tech Tips, which offer suggestions and ideas from TESSCO customers; and TESSCO.com®.

TESSCO.com® is our Internet-based commerce site. It offers online access to a real-time system of Knowledge, Configuration, Delivery and Control of product and supply chain solutions. Intended for our commercial customers who design, build, run, maintain and use everything wireless, its feature-rich capabilities include:

- Electronic versions of various Knowledge Tools, including: *The Wireless Update, The Wireless Journal®, and The Wireless Bulletin for Retailers;*
- Twelve product search options, ranging from key word searches to product category browsing;
- Real-time pricing and product availability;
- Easy ordering capabilities, including a worksheet ordering tool which allows for the construction and configuration of a total source order; additionally, worksheets can be saved with or without protection, as well as copied, shared, uploaded and emailed;
- Order confirmation—specifying the contents, order status, delivery date, tracking number and total cost of an order;
- Order reservations, order status, back-order details and four-month order history;
- The ability to view invoices online and customer-specific pricing, based on our tiered pricing levels tied to a customer's aggregate purchase volume;

- Comprehensive, targeted marketing pages for more than 150 product solutions;
- Interactive, how-to illustrations for a range of wireless applications; and
- Variety of useful customer service, financial and technical support pages.

Our Knowledge Tools empower our customers to make better decisions by delivering product knowledge, rather than just information. These tools also afford our manufacturers the opportunity to develop their brands and to promote their products to a broad and diverse customer base.

Procurement and Inventory Management: Our product management and purchasing system aims to provide customers with a total source of broad and deep product availability, while maximizing our return on our inventory investment.

We use our information technology system to monitor and manage our inventory. Historical sales results, sales projections and information regarding vendor lead times are all used to determine appropriate inventory levels. The information technology system also provides early warning reports regarding upcoming inventory requirements. As of April 1, 2007 and March 26, 2006, we had an immaterial level of backlog orders. All backlog orders as of April 1, 2007, are expected to be filled within 90 days of fiscal year-end. For the fiscal years ended April 1, 2007 and March 26, 2006, inventory write-offs were 1.0% and 0.5% of total purchases, respectively. Generally, we have been able to return slow-moving inventory to our vendors pursuant to stock rotation agreements. Inventory turns for fiscal years 2007 and 2006 were 8.6 and 6.9, respectively. This increase is largely due to an amended repair parts and components arrangement with Nokia in the fourth quarter of fiscal year 2007, in which inventory formerly owned by us, became held by us on a consignment basis, thus significantly reducing our on hand owned inventory.

Customer Support and Order Entry: The customer support teams are responsible for responding to what we refer to as "the moments of truth" by providing sales and customer support services by means of an effective and efficient transaction system. We also continually monitor our customer service performance through report cards included with each product delivery, customer surveys and regular interaction with customers. By combining our broad product offering with a commitment to superior customer service, we seek to reduce a customer's overall procurement costs by enabling the customer to consolidate the number of suppliers from which it obtains products, while also reducing the customer's need to maintain high inventory levels.

Our information technology system provides detailed information on every customer account, including recent inquiries, buying and credit histories, separate buying locations within a customer account and contact diaries for key personnel, as well as detailed product information, including technical, product availability and pricing information. The information technology system increases sales productivity by enabling any customer support representative to provide any customer with personalized service and also allows non-technical personnel to provide a high level of technical product information and order assistance.

We believe that our commitment to providing prompt, friendly and efficient customer service before, during and after the sale enables us to maximize sales, customer satisfaction and customer retention. The average number of commercial customers whose purchases each exceed $250 per month increased from 7,500 in fiscal year 2006 to 8,400 in fiscal year 2007. An average of 7,100 consumer end-users were served per month in fiscal year 2007 as compared with 20,600 in fiscal year 2006. This decline in consumers is due to the T-Mobile transition discussed above.

Fulfillment and Distribution: Orders are received at our Hunt Valley, Reno and San Antonio customer sales support centers. As orders are received, customer representatives have access to technical information, alternative and complementary product selections, product availability and pricing information, as well as customer purchasing and credit histories and recent inquiry summaries. An automated materials-handling system, which is integrated with the product planning and procurement system, allows us to ensure inventory control, minimize multiple product shipments to complete an order and limit inventory duplication. Bar-coded labels are applied to every product, allowing distribution center personnel to utilize radio frequency scanners to locate products, fill orders and update inventory records in real-time, thus reducing overhead associated with the distribution functions. Orders are delivered to customers by a variety of freight line and parcel transportation carriers with whom we contract. During fiscal year 2005, we made a substantial investment in this system, which we refer to as our Configuration, Fulfillment and Delivery technology system, at our Global Logistics Center. This system was also implemented at our America's Logistics Center during fiscal year 2007.

Delivery charges are calculated on the basis of the weight of the products ordered and on the delivery service requested, not distance to the customer. We believe that this approach, combined with our Performance and Delivery Guarantee, which emphasizes on-time delivery instead of shipment dates, enables customers to minimize their inventories and reduce their overall procurement costs, thereby encouraging them to make us their total source supplier.

Information Technology: Critical to the success of our operations is our information technology system. We have made substantial investments in the development of this system, which integrates cataloging, marketing, sales, fulfillment, inventory control and purchasing, financial control and internal and external communications. The information technology system includes highly developed customer and product databases and is integrated with our Configuration, Fulfillment and Delivery system. The information contained in the system is available on a real-time basis to all of our employees and is utilized in every area of our operations.

We develop, construct, maintain and host several Web sites for certain affinity partners. These sites include control capabilities, including partner branding, independent landing pages and URLs, product filtering and purchase authorization limits that allow us to seamlessly interact with the customer, fulfill online orders and provide required information to these affinity partners.

We believe that we have been successful to date in pursuing a highly integrated, technologically advanced and efficient method of operations; however, disruption to our day-to-day operations, including failure of our information technology system, distribution system, or freight carrier interruption, could impair our ability to receive and process orders or to ship product in a timely and cost-efficient manner.

Acquisitions

In April 2006, we acquired the non-cash assets and businesses of TerraWave Solutions, Ltd. and its commonly owned affiliate, GigaWave Technologies, Ltd. for an initial cash payment of approximately $3.8 million, and additional cash earn-out payments over a four-year period, contingent on the achievement of certain minimum earnings thresholds ($1.5 million of the $3.8 million cash amount paid at closing is a prepayment against future earn-out payments, if any). To the extent that certain minimum earnings thresholds are not achieved, we will not be able to recover this prepayment. The maximum amount of contingent future earn-out payments (after subtracting the $1.5 million prepayment) is $15.5 million.

The TerraWave business, now owned by TESSCO, designs, configures and offers 802.11 Wi-Fi products and accessories, many of which are branded under TerraWave's private label. Some of the TerraWave-branded products are sold with products of Cisco Systems under Cisco's Strategic Technology Integrator program. The GigaWave business, now owned by TESSCO, provides curriculum development and hands-on, instructor-led training courses for the Wireless Local Area Network (WLAN) industry. GigaWave develops and delivers wireless networking courseware for Cisco Systems, allowing IT professionals to obtain Cisco Wireless Certifications.

Competition

The wireless communications distribution industry is competitive and fragmented, and is comprised of several national distributors, such as Hutton Communications, Cellstar, Brightpoint, Embarq Logistics, Anixter, Westcon, Comstor, Tech Data, Ingram Micro, Superior Communications, Site Pro 1 and Wincomm, as well as numerous regional distributors, including Talley Communications. In addition, many manufacturers sell and fulfill directly to customers. Barriers to entry for distributors are relatively low, particularly in the mobile devices and accessory market, and the risk of new competitors entering the market is high. In addition, the agreements or arrangements with our customers or vendors looking to us for product and supply chain solutions, are typically of limited duration and are terminable by either party upon several months or otherwise short notice. Accordingly, our ability to maintain these relationships is subject to competitive pressures and challenges. We believe, however, that our strength in service, the breadth and depth of our product offering, our information technology system, our large customer base and purchasing relationships with approximately 350 manufacturers provide us with a significant competitive advantage over new entrants to the market. Some of our current competitors, particularly certain manufacturers, have substantially greater capital resources and sales and distribution capabilities. In response to competitive pressures from any of our current or future competitors, we may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect our operating results.

Continuing changes in the wireless communications industry, including risks associated with conflicting technology, changes in technology, inventory obsolescence, and consolidation among wireless carriers, could adversely affect future operating results. In addition, we view the rapid expansion of Internet technology as a positive business opportunity; however, this technology and evolving Internet business models could also present additional competitive pressures and challenges.

We believe that the principal competitive factors in supplying products to the wireless communications industry are the quality and consistency of customer service, particularly timely delivery of complete orders, breadth and quality of products offered and total procurement costs to the customer. We believe that we compete favorably with respect to each of these factors. In particular, we believe we differentiate ourselves from our competitors based on the breadth of our product offering, our ability to quickly provide products and supply chain solutions in response to customer demand and technological advances, the level of our customer service and the reliability of our order fulfillment process.

Intellectual Property

We seek to protect our intellectual property through a combination of trademarks, service marks, confidentiality agreements, trade secret protection and, if and when appropriate, patent protection. Thus far, we have generally sought to protect our intellectual property, including our product data and information, customer information and information technology systems, through trademark filings and nondisclosure, confidentiality and trade secret agreements. We typically require our employees, consultants and others having access to our technology to sign confidentiality and nondisclosure agreements. There can be no assurance that these confidentiality and nondisclosure agreements will be honored, or whether they can be fully enforced, or that other entities may not independently develop systems, technologies or information similar to that on which we rely.

TESSCO Communications Incorporated, a wholly-owned subsidiary of TESSCO Technologies Incorporated, maintains a number of registered trademarks and service marks in connection with our business activities, including "TESSCO®," "Delivering What You Need...When and Where You Need It®," "Your Total Source®," "Your Virtual Inventory®," "*The Wireless Journal*®," "Wireless Solutions®," "The Vital Link to a Wireless World®," "Transmitter®," "T-Flash®," "Techdirect®," "A Simple Way of Doing Business Better®," "TerraWave Solutions®," and "GigaWave Technologies®." Our general policy is to file for trademark and service mark protection for each of our trademarks and trade names and to enforce our rights against any infringement.

Although we currently hold no patents, we intend, if and when appropriate, to seek patent protection for patentable technology. The ability to obtain patent protection involves complex legal and factual questions. Others may obtain patent protection for technologies that are important to our business, and as a result, our business may be adversely affected. In response to patents of others, we may need to license the right to use technology patented by others, or in the event that a license cannot be obtained, to design our systems around the patents of others.

Environmental Regulation

We are subject to various laws and governmental regulations concerning environmental matters and employee safety and health in the United States. We are also subject to regulation by the Occupational Safety and Health Administration concerning employee safety and health matters. Compliance with these federal, state and local laws and regulations related to protection of the environment and employee safety and health has had no material effect on our business. There were no material capital expenditures for environmental projects in fiscal year 2007 and there are no material expenditures planned for such purposes in fiscal year 2008.

Employees

As of April 1, 2007, we had 749 full-time equivalent employees. Of our full-time equivalent employees, 374 were engaged in customer and vendor service, marketing, sales and product management, 285 were engaged in fulfillment and distribution operations and 90 were engaged in administration and technology systems services. No employees are covered by collective bargaining agreements. We consider our employee relations to be excellent.

Executive Officers

Executive officers are appointed annually by the Board of Directors and, subject to the terms of any applicable employment agreement, serve at the discretion of the Board of Directors. Information regarding our executive officers is as follows:

Name	Age	Position	
Robert B. Barnhill, Jr. . . .	63	Chairman, President and Chief Executive Officer	Robert B. Barnhill, Jr. is chairman, president and chief executive officer and founded the business in 1982.
David M. Young	36	Senior Vice President, Chief Financial Officer and Corporate Secretary	David M. Young joined the Company in July 1999 and has served as senior vice president and chief financial officer since March 2006. Between April 2002 and February 2006, Mr. Young served as a vice president, and between February 2005 and March 2006, he served as acting chief financial officer. Prior to February 2005, Mr. Young served as the Company's controller. Since March 2004, Mr. Young has served, and continues to serve, as Corporate Secretary. Prior to joining the Company, Mr. Young served as assistant vice president and assistant corporate controller at Integrated Health Services, Inc.

Name	Age	Position	
Gerald T. Garland	56	Senior Vice President of Solutions Development and Product Management	Gerald T. Garland rejoined the Company in April 2003 and has served as senior vice president of solutions development and product management since April 2006. Mr. Garland has served as senior vice president of the installation, test and maintenance line of business since May 2005, as senior vice president of the mobile devices and accessories line of business since April 2004 and as senior vice president of the network infrastructure line of business since April 2003. Between September 1999 and April 2003, Mr. Garland served as director of business development with American Express Business Services and chief financial officer of Mentor Technologies, Inc. Mr. Garland served as the Company's chief financial officer from September 1993 to September 1999.
Douglas A. Rein	47	Senior Vice President of Performance Systems and Operations	Douglas A. Rein joined the Company in July 1999 as senior vice president of performance systems and operations. Previously, he was director of operations for Compaq Computer Corporation and vice president, distribution and logistics operations for Intelligent Electronics.
Said Tofighi............	52	Senior Vice President of Market Development and Sales	Said Tofighi rejoined the Company in October 2000 as vice president of customer administration. In April 2005, Mr. Tofighi began serving as vice president of the customer supply chain unit and served in that capacity until May 2006, when he was appointed senior vice president, customer supply chain. In April 2007, Mr. Tofighi began serving as senior vice president of market development and sales. Mr. Tofighi originally joined the Company in March 1993 and served in various leadership roles through July 1999. From July 1999 through October 2000, Mr. Tofighi worked outside the Company.

Item 1A. Risk Factors.

We are not able to identify or control all circumstances that could occur in the future that may adversely affect our business and operating results. The following are certain risk factors that could adversely affect our business, financial position and results of operations. These risk factors and others described in this Annual Report on Form 10-K should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in the forward-looking statements. Additional risks and uncertainties that management is not aware of or focused on, or that management currently deems immaterial may also adversely affect our business, financial position and results of operations. If our business, financial position and results of operations are adversely affected by any of these or other adverse events, our stock price would also likely be adversely affected.

RISKS RELATING TO OUR BUSINESS

We face significant competition in the wireless communications distribution industry.

The wireless communications distribution industry is competitive and fragmented, and is comprised of several national distributors, as well as numerous regional distributors. In addition, many manufacturers sell and fulfill directly to customers. Barriers to entry for distributors are relatively low, particularly in the mobile devices and accessory market, and the risk of new competitors entering the market is high. Some of our current competitors, particularly certain manufacturers, have substantially greater capital resources and sales and distribution capabilities than we do. In response to competitive pressures from any of our current or future competitors, we may be required to lower selling prices in order to maintain or increase market share, and such measures could adversely affect our operating results.

The loss of key vendors or suppliers could have a material adverse affect on our business, financial position and results of operations.

We do not maintain long-term supply contracts with our vendors or suppliers. If our vendors or suppliers refuse to, or for any reason are unable to supply products to us, and if we are not able to procure those products from alternative sources, we may not be able to maintain appropriate inventory levels and meet customer demand, and our business, financial position and results of operations would be adversely affected.

Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us in the future.

We provide functions such as distribution, inventory management, fulfillment, customized packaging, e-commerce solutions, and other outsourced services for many wireless manufacturers and network operators. Certain wireless equipment manufacturers and network operators have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other developments could reduce the degree to which members of the global wireless industry rely on outsourced logistic services such as the services we provide. Any significant change in the market for our outsourced services could have a material adverse effect on our business. Our outsourced services are generally provided under short-term contractual arrangements. The failure to obtain renewals or otherwise maintain these agreements on terms, including price, consistent with our current terms could have a material adverse effect on our business.

We require substantial capital to operate, and the inability to obtain financing on favorable terms will adversely impact our business, financial position and results of operations.

Our business requires substantial capital to operate and to finance accounts receivable and product inventory that are not financed by trade creditors. We have historically relied upon cash generated from operations, revolving credit facilities and trade credit from our vendors to satisfy our capital needs and finance growth. As the financial markets change and new regulations come into effect, the cost of acquiring financing and the methods of financing may change. Changes in our credit rating or other market factors may increase our interest expense or other costs of capital, or capital may not be available to us on competitive terms to fund our working capital needs. Our credit facilities and long-term debt arrangements are of specified terms and contain various financial and other covenants that may limit our ability to borrow or limit our flexibility in responding to business conditions. While we generally expect to either extend or replace our credit facilities at term expirations, there can be no assurances that we will be able to do so on favorable terms, or at all. The inability to maintain or when necessary obtain adequate sources of financing could have an adverse affect on our business. Some of our existing financing instruments involve variable rate debt, thus exposing us to risk of fluctuations in interest rates. Such fluctuations in interest rates could have an adverse affect on our business, financial position and results of operations. We have and may also in the future use interest rate swaps in an effort to achieve a desired proportion of fixed and variable rate debt. We utilize these derivative financial instruments to enhance our ability to manage risk, including interest rate exposures that exist as part of our ongoing business operations. However, our use of these instruments may not effectively limit or eliminate our exposure to a decline in operating results due to changes in interest rates.

We may be unable to successfully execute our merchandising and marketing strategic initiatives.

We are focusing our sales and marketing efforts and initiatives to maximize sales. If we fail to successfully execute these initiatives, our business, financial position and results of operations could be adversely affected.

The loss of key customers or affinity partners will have a material adverse affect on our business, financial position and results of operations.

Most of our agreements with affinity partners are terminable by either party upon several months or otherwise short notice. Customers typically do not have an obligation to make purchases from us. In the event a significant customer decides to make its purchases from another source, experiences a significant change in demand internally or from its own customer base, becomes financially unstable, or is acquired by another company, our ability to generate revenues from these customers may be significantly affected, resulting in an adverse affect on our business, financial position and results of operations.

The telecommunications products marketplace is dynamic and challenging because of the continued introduction of new products and services.

We must constantly introduce new products, services and product features to meet competitive pressures. We may be unable to timely change our existing merchandise sales mix in order to meet these competitive pressures, which may result in increased inventory costs, inventory write-offs or loss of market share.

Additionally, our inventory may also lose value due to price changes made by our significant vendors, in cases where our arrangements with these vendors do not provide for inventory price protection, or in cases that the vendor is unable or unwilling to provide these protections.

Consolidation among wireless service carriers could result in the loss of significant customers.

The wireless service carrier industry has experienced significant consolidation in recent years. If any of our significant customers or partners are acquired or consolidate with others carriers, or are otherwise involved in any significant transaction that results in them ceasing to do business with us, or significantly reducing the level of business that they do with us, our revenues from those customers could be significantly affected, possibly resulting in an adverse affect on our business, financial position and results of operations.

The failure of our information systems or inability to upgrade them could have a material adverse affect on our business, financial position and results of operations.

We are highly dependent upon our internal computer and telecommunication systems to operate our business. There can be no assurance that our information systems will not fail or experience disruptions, that we will be able to attract and retain qualified personnel necessary for the operation of such systems, that we will be able to expand and improve our information systems, that we will be able to convert to new systems efficiently, or that we will be able to integrate new programs effectively with our existing programs. Any of such problems, or any significant damage or destruction of these systems, could have an adverse affect on our business, financial position and results of operations.

We depend heavily on e-commerce, and website security breaches or Internet disruptions could have a material adverse affect on our business, financial position and results of operations.

We rely on the Internet (including TESSCO.com® and other affinity websites) for a significant percentage of our orders and information exchanges with our customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. There can be no assurances that our website will not experience any material breakdowns, disruptions or breaches in security. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information or placing orders. This could have an adverse affect on our business, financial position and results of operations.

The inability to hire or retain certain key professionals, management and staff could adversely affect our business, financial condition and results of operations.

The nature of our business includes (but is not limited to) a high volume of transactions, business complexity, wide geographical coverage, and broad scope of products, suppliers, and customers. In order to compete, we must attract, retain and motivate executives and other key employees, including those in managerial, technical, sales, marketing and support positions. Hiring and retaining qualified executives, information technology and business generation personnel are critical to our business. While our success depends upon the skills of many of our personnel, we are particularly dependent upon the skills and leadership of Robert B. Barnhill, Jr., our chairman, president and chief executive officer. The loss of any of these individuals, and particularly Mr. Barnhill, could have a material adverse affect on our business, financial position and results of operations.

To attract, retain and motivate qualified employees, we rely heavily on stock-based incentive awards such as Performance Stock Units (PSUs). If performance targets associated with these PSUs are not met, or the value of such stock awards does not appreciate as measured by the performance of the price of our common stock and/or if our other stock-based compensation otherwise ceases to be viewed as a valuable benefit, our ability to attract, retain and motivate our employees could be adversely impacted, which could negatively affect our business, financial position and results of operations and/or require us to increase the amount we spend on cash and other forms of compensation. Our ability to issue PSUs is also limited by the provisions of and our available shares in our current and/or future stock incentive plans, which may be subject to shareholder approval.

The damage or destruction of any of our principal distribution or administrative facilities could materially adversely impact our business, financial position and results of operations.

If our Global Logistics Center in Hunt Valley, Maryland or our Americas Sales & Logistic Center in Reno, Nevada were to be significantly damaged or destroyed, we could suffer a loss of product inventory and our ability to conduct our business in the ordinary course could be materially and adversely affected. Similarly, if our office location in Hunt Valley, Maryland or San Antonio, Texas were to be significantly damaged or destroyed, our ability to conduct marketing, sales and other corporate activities in the ordinary course could be adversely affected.

We depend on third parties to manufacture products that we distribute and, accordingly, rely on their quality control procedures.

Product manufacturers typically provide limited warranties directly to the end consumer or to us, which we generally pass through to our customers. If a product we distribute for a manufacturer has quality or performance problems, our ability to provide products to our customers could be disrupted, which could adversely affect our operations.

We rely on trademark filings and confidentiality agreements to protect our intellectual property rights.

In an effort to protect our intellectual property, including our product data, customer information and information technology systems, through trademark filings and nondisclosure, confidentiality and trade secret agreements, we typically require our employees, consultants and others having access to this information or our technology to execute confidentiality and non-disclosure agreements. These agreements, however, may not provide us with adequate protection against improper use or disclosure of confidential information, and these agreements may be breached. A breach of confidentiality could adversely affect our business. In addition, in some situations, these agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants and others have previous employment or consulting relationships. Also, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our proprietary information or trade secrets could impair our competitive position and could have a material adverse affect on our business, financial condition and results of operations. Others may obtain patent protection for technologies that are important to our business, and as a result, our business, financial position and results of operations may be adversely affected. In response to patents of others, we may need to license the rights to use the technology patented by others, or in the event that a license cannot be obtained, design our systems around the patents of others. There can be no assurances as to our ability to obtain any such licenses or to design around the patents of others, and our inability to do so could have an adverse affect on our business, financial position and results of operations.

We offer credit to our customers and, therefore, are subject to significant credit risk.

We sell our products to a large and diverse customer base. We finance a significant portion of such sales through trade credit, typically by providing 30-day payment terms. As a result, our business could be adversely affected in the event of a deterioration of the financial condition of our customers, resulting in the customers' inability to repay us. This risk may increase if there is a general economic downturn affecting a large number of our customers and in the event our customers do not adequately manage their business or properly disclose their financial condition.

We intend to explore additional growth through acquisitions.

As part of our growth strategy, we may continue to pursue the acquisition of companies that either complement or expand our existing business. As a result, we regularly evaluate potential acquisition opportunities, which may be material in size and scope. In addition to those risks to which our business and the acquired businesses are generally subject to, the acquisition of these businesses gives rise to transactional and transitional risks, and the risk that the anticipated benefits will not be realized.

We rely on independent shipping companies to deliver inventory to us and to ship products to customers.

We rely on arrangements with independent shipping companies, for the delivery of our products from vendors and to customers. The failure or inability of these shipping companies to deliver products, or the unavailability of their shipping services, even temporarily, could have a material adverse affect on our business. We may also be adversely affected by an increase in freight surcharges due to rising fuel costs and added security. This could adversely impact our selling, general and administrative expenses or lead to price increases to our customers which could decrease customer demand for our products.

Changes in accounting rules could have a material adverse impact on our results of operations.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the Securities and Exchange Commission, the American Institute of Certified Public Accountants and various other bodies formed to interpret and create appropriate accounting policies. A change in these policies or a new interpretation of an existing policy could have a significant affect on our reported results and may affect our reporting of transactions.

We may be subject to litigation.

We may be subject to legal claims or regulatory matters involving stockholder, consumer, antitrust and other issues. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. An unfavorable ruling could include money damages or, other adverse affects. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on our business, financial position and results of operations for the period in which the ruling occurred or future periods.

RISKS RELATED TO OWNERSHIP OF OUR COMMON STOCK

It may be difficult for a third party to acquire the Company, which could affect the price of our common stock.

Certain provisions of our certificate of incorporation and bylaws, and applicable provisions of Delaware corporate law may make it more difficult for or may prevent a third party from acquiring control of us or changing our Board of Directors and management. These provisions include a classified Board of Directors with staggered three-year terms, advance notice bylaws, and limitations on the removal of directors other than for cause, and then only upon the affirmative vote of 75% of our outstanding common stock. We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which will prevent us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless Board of Director or shareholder approval were obtained. Any delay or prevention of a change of control transaction or changes in our Board of Directors or management could deter potential acquirers or prevent the completion of a transaction in which our shareholders could receive a substantial premium over the then current market price for their shares.

A significant portion of our voting stock is controlled by our executive officers, directors and beneficial owners of 5% or more of our common stock.

Our executive officers, directors and beneficial owners of 5% or more of our common stock and their affiliates, in the aggregate, beneficially owned over 50% of our outstanding common stock as of April 1, 2007. Robert B. Barnhill, Jr., our chairman, president and chief executive officer beneficially owned approximately 31% of our outstanding common stock as of April 1, 2007. Should these shareholders decide to act together, they would have the ability to significantly influence all matters requiring shareholder approval, including the election of directors and any significant corporate transaction requiring shareholder approval.

Our quarterly operating results are subject to significant fluctuation.

Our operating results have fluctuated from quarter to quarter in the past, and we expect that they will continue to do so in the future. Our earnings may not continue to grow at rates similar to the growth rates achieved in recent years and may fall short of either a prior fiscal period or investors' expectations. Most of our operating expenses, such as compensation expense, do not vary directly with the amount of sales and are difficult to adjust in the short term. As a result, if sales in a particular quarter are below expectations for that quarter, we may not proportionately reduce operating expenses for that quarter, and therefore such a sales shortfall would have a disproportionate effect on our net income for the quarter.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Our corporate headquarters and primary distribution center, known as the Global Logistics Center (GLC), is located in a Company-owned 184,000 square-foot facility north of Baltimore, in Hunt Valley, Maryland. Our sales, marketing and administrative offices are located in leased office space near the GLC. On May 1, 2007, this lease was amended and now expires December 31, 2012. Monthly rent payments range from $124,700 to $144,600 throughout the lease term. Additional sales and marketing offices are located in leased office space in San Antonio, Texas. Monthly rent there is approximately $7,000 per month. West coast sales and fulfillment is facilitated by our Company-owned 115,000 square-foot Americas Sales & Logistics Center (ALC) located in Reno, Nevada. The ALC is used to configure and fulfill product and supply chain solutions, provide disaster backup for the GLC, and allow for future growth of staffing and increased fulfillment capabilities. On June 1, 2007, we entered into a 3 year lease for 66,000 square feet of office and warehouse space adjacent to our GLC in Hunt Valley, Maryland. Monthly rent for the facility will be approximately $35,000. While we anticipate the need for additional space, we believe our existing facilities are generally adequate for our current requirements and that suitable additional space will be available as needed to accommodate future expansion of our operations. The GLC is encumbered by a deed of trust as security for a term loan. See Note 5 to our Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K. Each of our three business segments uses all of our properties for either sales or fulfillment purposes.

Item 3. Legal Proceedings.

Lawsuits and claims are filed against us from time to time in the ordinary course of business. We do not believe that any lawsuits or claims currently pending against the Company, individually or in the aggregate, are material, or will have a material adverse affect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock has been publicly traded on the NASDAQ Stock Market, now the NASDAQ Global Market, since September 28, 1994, under the symbol "TESS." The quarterly range of prices per share during fiscal years 2006 and 2007 are as follows:

	High	Low
Fiscal Year 2006		
First Quarter	$10.83	$ 8.23
Second Quarter	10.35	8.05
Third Quarter	11.60	8.33
Fourth Quarter	12.53	10.13
Fiscal Year 2007		
First Quarter	$14.57	$11.97
Second Quarter	16.27	12.05
Third Quarter	23.50	15.32
Fourth Quarter	31.56	18.65

As of June 4, 2007, the number of shareholders of record of the Company was 56. We estimate that the number of beneficial owners as of that date was approximately 2,200.

We have never declared or paid any cash dividends on our common stock and do not expect to pay any cash dividends in the foreseeable future. Our revolving credit facility prohibits the payment of cash dividends without the prior written consent of the lender.

On November 29, 2006, we issued a stock dividend in order to effect a 3-for-2 stock split of our common stock. The share prices above prior to the November 29, 2006 stock split have been retroactively restated to reflect the stock dividend for all periods presented.

During the first quarter of fiscal year 2004, our Board of Directors approved a stock buyback program, authorizing the purchase of up to 675,000 shares of our outstanding common stock. On October 20, 2005, our Board of Directors amended the program, authorizing the purchase of an additional 675,000 shares of our outstanding common stock. On July 17, 2006, our Board of Directors amended the program and authorized the purchase of an additional 600,000 shares of outstanding common stock, such that through that date, an aggregate of 1,950,000 shares had been authorized for repurchase in the program. Shares may be purchased from time to time in the open market, by block purchase, or through negotiated transactions, or possibly other transactions managed by broker-dealers. No time limit has been set for completion of the program. Through the end of the fiscal year 2007, we have repurchased 1,794,867 shares through the program for approximately $23.4 million, or an average price of $13.05 per share. Of the total shares repurchased, 1,043,813 were repurchased in fiscal year 2007 at an average price of $16.95 per share, 200,700 shares were repurchased in fiscal year 2006 at an average price of $10.30 per share, 381,005 shares were repurchased in fiscal year 2005 at an average price of $7.63 per share and 169,349 shares were repurchased in fiscal year 2004 at an average price of $4.45 per share. An aggregate of 155,133 shares remain available for repurchase under this program. No repurchases were made in any month during the fourth quarter of fiscal year 2007.

The information required by Item 201(d) of Regulation S-K, pursuant to paragraph (a) of this Item 5, is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" in the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders, which is anticipated to be filed pursuant to Regulation 14A no later than one hundred twenty (120) days following the end of the fiscal year reported on.

Stock Performance Graph

The graph set forth below shows the value of an investment of $100 on March 31, 2002 in each of the Company's Common Stock, the Russell 2000 Index, a new peer group and an old peer group for the period March 31, 2002 to April 1, 2007. The graph assumes that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among TESSCO Technologies Incorporated, The Russell 2000 Index, A New Peer Group And An Old Peer Group


DOLLARS
300
250
200
150
100
50
0
3/02
3/03
3/04
3/05
3/06
4/07
TESSCO Technologies Incorporated
Russell 2000
New Peer Group
Old Peer Group

*$100 invested on 3/31/02 in stock or index-including reinvestment of dividends.

	3/31/2002	3/30/2003	3/28/2004	3/27/2005	3/26/2006	4/1/2007
TESSCO Technologies, Inc.	$100.00	$48.88	$ 84.74	$ 97.11	$119.88	$268.32
Russell 2000	100.00	73.86	118.25	126.09	156.30	168.11
New Peer Group (1)	100.00	77.36	100.52	121.54	148.54	153.43
Old Peer Group (2)	100.00	77.98	98.48	118.89	153.92	158.42

(1) The new peer group consists of the following: Cellstar Corporation, Brightpoint, Inc., Ingram Micro Inc., W.W. Grainger, Inc., Anixter International Inc., Inphonic, Inc. and ScanSource Inc.

(2) The old peer group consists of the following: Cellstar Corporation, Brightpoint, Inc., Ingram Micro Inc., Somera Communications, Inc., and W.W. Grainger, Inc. and Anixter International Inc.

A new peer group was created to reflect the acquisition of Somera Communications, Inc. by a non-public company, as well as to add Inphonic, Inc. and ScanSource, Inc. to the peer group.

Item 6. Selected Financial Data.

	Fiscal Years Ended				
	April 1, 2007	March 26, 2006	March 27, 2005	March 28, 2004	March 30, 2003
STATEMENT OF INCOME DATA					
Revenues	$492,327,800	$477,329,300	$513,027,300	$352,674,300	$273,913,400
Cost of goods sold	370,916,400	374,316,300	418,180,500	275,028,200	202,598,700
Gross profit	121,411,400	103,013,000	94,846,800	77,646,100	71,314,700
Selling, general and administrative expenses	109,208,800	94,268,800	84,747,400	73,444,300	67,462,900
Benefit from insurance proceeds(1)	—	—	—	(3,054,000)	(1,212,500)
Restructuring charges(2)	—	—	—	2,285,700	—
Income from operations	12,202,600	8,744,200	10,099,400	4,970,100	5,064,300
Interest, net	879,400	358,500	166,200	167,700	105,500
Income before provision for income taxes	11,323,200	8,385,700	9,933,200	4,802,400	4,958,800
Provision for income taxes	4,281,100	3,270,500	3,866,000	1,910,600	1,910,200
Net income	$ 7,042,100	$ 5,115,200	$ 6,067,200	$ 2,891,800	$ 3,048,600
Diluted earnings per share(4)	$ 1.17	$ 0.80	$ 0.92	$ 0.43	$ 0.45
Diluted weighted average shares outstanding(4)	6,016,000	6,411,500	6,560,900	6,703,500	6,788,400
Percentage of Revenues					
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	75.3	78.4	81.5	78.0	74.0
Gross profit	24.7	21.6	18.5	22.0	26.0
Selling, general and administrative expenses	22.2	19.7	16.5	20.8	24.6
Benefit from insurance proceeds	—	—	—	(0.9)	(0.4)
Restructuring charges	—	—	—	0.6	—
Income from operations	2.5	1.8	2.0	1.4	1.8
Interest, net	0.2	0.0	0.0	0.0	0.0
Income before provision for income taxes	2.3	1.8	1.9	1.4	1.8
Provision for income taxes	0.9	0.7	0.7	0.5	0.7
Net income	1.4%	1.1%	1.2%	0.8%	1.1%
SELECTED OPERATING DATA					
Average commercial buyers per month	11,900	10,900	9,900	9,400	9,200
Average consumer buyers per month	7,100	20,600	36,100	34,500	22,700
Return on assets(3)(5)	5.6%	3.6%	4.2%	2.1%	2.3%
Return on equity(3)(6)	11.5%	8.1%	10.4%	4.4%	4.4%
BALANCE SHEET DATA					
Working capital	$ 33,527,300	$ 45,704,400	$ 41,000,200	$ 37,330,100	$ 35,543,900
Total assets	123,682,700	126,800,400	160,557,200	129,128,700	100,238,000
Short-term debt	356,200	442,500	362,600	282,000	372,800
Long-term debt	4,203,200	4,559,400	5,000,700	5,354,700	5,660,800
Shareholders' equity	57,151,300	65,106,800	60,822,100	56,333,500	53,985,800

(1) Represents the gain on insurance proceeds and business interruption insurance received as a result of the October 12, 2002 disaster at our Global Logistics Center.

(2) Represents termination costs and facility consolidation costs associated with our profitability improvement program.

(3) Excludes the gain on insurance proceeds and business interruption insurance received as a result of the October 12, 2002 disaster at our Global Logistics Center and the termination costs and facility consolidation costs associated with our profitability improvements programs.

(4) All share and earnings per share numbers have been retroactively restated for all periods presented to reflect the November 29, 2006 stock dividend in order to effect a three-for-two stock split.

(5) Net income divided by the average total assets.

(6) Net income divided by the average total equity.

Quarterly Results of Operations (Unaudited)

	Fiscal Year 2007 Quarters Ended				Fiscal Year 2006 Quarters Ended			
	Apr. 1, 2007	Dec. 24, 2006	Sept. 24, 2006	Jun. 25, 2006	Mar. 26, 2006	Dec. 25, 2005	Sept. 25, 2005	Jun. 26, 2005
Revenues	$127,015,100	$134,716,700	$118,655,700	$111,940,300	$96,561,300	$94,811,900	$137,632,800	$148,323,300
Cost of goods sold	96,597,200	101,838,200	88,625,800	83,855,200	71,899,900	70,849,000	109,266,200	122,301,200
Gross profit	30,417,900	32,878,500	30,029,900	28,085,100	24,661,400	23,962,900	28,366,600	26,022,100
Selling, general and administrative expenses	27,654,200	29,730,700	26,855,800	24,968,100	22,761,300	22,004,200	25,543,500	23,959,800
Income from operations	2,763,700	3,147,800	3,174,100	3,117,000	1,900,100	1,958,700	2,823,100	2,062,300
Interest, net	219,800	323,800	180,500	155,300	165,800	125,600	29,100	38,000
Income before provision for income taxes	2,543,900	2,824,000	2,993,600	2,961,700	1,734,300	1,833,100	2,794,000	2,024,300
Provision income taxes	976,100	1,059,100	1,137,600	1,108,300	676,500	714,900	1,089,600	789,500
Net income(1)	$ 1,567,800	$ 1,764,900	$ 1,856,000	$ 1,853,400	$ 1,057,800	$ 1,118,200	$ 1,704,400	$ 1,234,800
Diluted earnings per share(1)	$ 0.28	$ 0.31	$ 0.29	$ 0.29	$ 0.17	$ 0.17	$ 0.27	$ 0.19
Percentage of Revenues								
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	76.1	75.6	74.7	74.9	74.5	74.7	79.4	82.5
Gross profit	23.9	24.4	25.3	25.1	25.5	25.3	20.6	17.5
Selling, general and administrative expenses	21.8	22.1	22.6	22.3	23.6	23.2	18.6	16.2
Income from operations	2.2	2.3	2.7	2.8	2.0	2.1	2.0	1.4
Interest, net	0.2	0.2	0.2	0.1	0.2	0.1	0.0	0.0
Income before provision for income taxes	2.0	2.1	2.5	2.6	1.8	1.9	2.0	1.4
Provision for income taxes	0.8	0.8	1.0	1.0	0.7	0.7	0.8	0.5
Net income	1.2%	1.3%	1.6%	1.7%	1.1%	1.2%	1.2%	0.8%
SELECTED OPERATING DATA								
Average commercial buyers per month	12,000	12,000	12,100	11,700	11,500	11,200	10,600	10,300
Average consumer buyers per month	6,300	6,600	7,700	7,700	8,100	7,300	29,400	37,700
Return on assets(2)	4.6%	4.9%	5.4%	5.6%	3.3%	3.6%	5.2%	3.2%
Return on equity(3)	11.2%	13.0%	12.2%	11.2%	6.6%	7.0%	10.8%	8.0%

(1) All share and earnings per share numbers have been retroactively restated for all periods presented to reflect the November 29, 2006 stock dividend in order to effect a three-for-two stock split.

(2) Net income divided by the average total assets.

(3) Net income divided by the average total equity.

Item 7. Management's Discussion and Analysis of Results of Operations and Financial Condition

This Management's Discussion and Analysis of Results of Operations and Financial Condition (MD&A) should be read in conjunction with the other sections of this Annual Report on Form 10-K, including Part I, "Item 1: Business," Part II, "Item 6: Selected Financial Data," and Part II, "Item 8: Financial Statements and Supplementary Data." The various sections of this MD&A contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing, including Part I, "Item 1A: Risk Factors." Our actual results may differ materially from those described in any such forward-looking statement.

Business Overview and Environment

TESSCO Technologies Incorporated (TESSCO) is a leading provider of integrated product and supply chain solutions to the professionals that design, build, run, maintain and use wireless mobile, fixed and in-building systems. Although we sell products to customers in over 100 countries, approximately 97% of our sales are made to customers in the United States. We have operations and office facilities in Hunt Valley, Maryland, San Antonio, Texas and Reno, Nevada.

We offer a wide range of products that are classified into three business segments: network infrastructure; mobile devices and accessories; and installation, test and maintenance. Network infrastructure products, which are sold to our commercial customers, are used to build, repair and upgrade wireless telecommunications, computing and Internet networks. Sales of traditional network infrastructure products, such as cable, transmission lines and antennas are in part dependent on capital spending in the wireless communications industry. However, we have also been growing our offering of wireless broadband and network equipment products, which are not as dependent on the overall capital spending of the industry. Mobile devices and accessory products include cellular telephones and other data devices, pagers and two-way radios and related accessories. Mobile devices and accessory products are widely sold to commercial customers and consumers. Commercial customers include retail stores, value-added resellers and dealers. Consumers are primarily reached through our affinity partnerships, where we offer services including customized order fulfillment, outsourced call centers, and building and maintaining private label Internet sites. Installation, test and maintenance products, which are sold to our commercial customers, are used to install, tune, maintain and repair wireless communications equipment. Approximately 50% of all of our installation, test and maintenance sales for fiscal year 2007 were generated from the sales of replacement parts and materials for original equipment manufacturers, primarily Nokia, Inc. (Nokia). The remainder of this segment is made up of sophisticated analysis equipment and various frequency-, voltage- and power-measuring devices, as well as an assortment of tools, hardware and supplies required by service technicians. Both our repair and replacement parts sales and consumer sales through our affinity partnerships are reliant on relationships with a small number of vendors.

We view our customer base in three major categories:

- Commercial Public Carriers and Network Operators. Public carriers and network operators include systems operators that are generally responsible for building and maintaining the infrastructure system and provide airtime service to individual subscribers.
- Commercial Self-Maintained Users (SMUs), Governments and Resellers. SMUs and government customers include commercial entities such as major utilities and transportation companies, federal agencies and state and local governments, including public safety organizations. Resellers include dealers and resellers that sell, install and service cellular telephone, paging and two-way radio communications equipment primarily for the consumer and small business markets. These resellers include local and national proprietorships and retailers, as well as sales and installation centers operated by cellular and paging carriers.

- Consumers. Consumers are customers buying through any of our affinity-partner relationships or directly from our consumer website, YourWirelessSource.com™.

The wireless communications distribution industry is competitive and fragmented, and is comprised of several national distributors. In addition, many manufacturers sell direct. Barriers to entry for distributors are relatively low, particularly in the mobile devices and accessory market, and the risk of new competitors entering the market is high.

Consolidation of larger wireless carriers has and will most likely continue to impact our current and potential customer base. In addition, the agreements or arrangements with our customers or vendors looking to us for product and supply chain solutions are typically of limited duration and are terminable by either party upon several months or otherwise short notice. Our ability to maintain these relationships is subject to competitive pressures and challenges. We believe, however, that our strength in service, the breadth and depth of our product offering, our information technology system, our large customer base and purchasing relationships with approximately 350 manufacturers provide us with a significant competitive advantage over new entrants to the market.

Results of Operations

The following tables summarize the results of our operations for fiscal years 2007, 2006 and 2005:

(Dollars in thousands, except per share data)	2007	2006	2006 to 2007 $ Change	2006 to 2007 % Change	2005	2005 to 2006 $ Change	2005 to 2006 % Change
Commercial Revenues							
Network Infrastructure:							
Public Carriers and Network Operators	$ 49,701	$ 53,049	$ (3,348)	(6.3)%	$ 56,620	$ (3,571)	(6.3)%
SMUs, Governments and Resellers	115,501	95,819	19,682	20.5%	74,277	21,542	29.0%
Total Network Infrastructure	165,202	148,868	16,334	11.0%	130,897	17,971	13.7%
Mobile Devices and Accessories:							
Public Carriers and Network Operators	2,641	2,894	(253)	(8.7)%	3,068	(173)	(5.6)%
SMUs, Governments and Resellers	219,937	113,690	106,247	93.5%	72,347	41,343	57.1%
Total Mobile Devices and Accessories	222,578	116,584	105,994	90.9%	75,415	41,170	54.6%
Installation, Test and Maintenance:							
Public Carriers and Network Operators	14,293	16,997	(2,704)	(15.9)%	19,905	(2,908)	(14.6)%
SMUs, Governments and Resellers	82,742	57,585	25,157	43.7%	43,280	14,305	33.0%
Total Installation, Test and Maintenance	97,035	74,582	22,453	30.1%	63,185	11,397	18.0%
Total Commercial Revenues	484,815	340,034	144,781	42.6%	269,497	70,538	26.2%
Consumer Revenues—Mobile Devices and Accessories	7,513	137,295	(129,782)	(94.5)%	243,530	(106,236)	(43.6)%
Total Revenues	$492,328	$477,329	$ 14,999	3.1%	$513,027	$ (35,698)	(7.0)%

(Dollars in thousands, except per share data)	2007	2006	2006 to 2007 $ Change	2006 to 2007 % Change	2005	2005 to 2006 $ Change	2005 to 2006 % Change
Commercial Gross Profit							
Network Infrastructure:							
Public Carriers and Network Operators	$ 11,869	$ 12,523	$ (654)	(5.2)%	$13,248	$ (725)	(5.5)%
SMUs, Governments and Resellers	28,213	22,141	6,072	27.4%	17,798	4,343	24.4%
Total Network Infrastructure	40,082	34,664	5,418	15.6%	31,046	3,618	11.7%
Mobile Devices and Accessories:							
Public Carriers and Network Operators	785	804	(19)	(2.4)%	851	(47)	(5.5)%
SMUs, Governments and Resellers	49,351	27,421	21,930	80.0%	19,572	7,849	40.1%
Total Mobile Devices and Accessories	50,136	28,225	21,911	77.6%	20,423	7,802	38.2%
Installation, Test and Maintenance:							
Public Carriers and Network Operators	3,478	3,955	(477)	(12.1)%	4,548	(593)	(13.0)%
SMUs, Governments and Resellers	24,570	18,749	5,821	31.0%	11,802	6,947	58.9%
Total Installation, Test and Maintenance	28,048	22,704	5,344	23.5%	16,350	6,354	38.9%
Total Commercial Gross Profit	118,266	85,593	32,673	38.2%	67,819	17,774	26.2%
Consumer Gross Profit—Mobile Devices and Accessories	3,145	17,420	(14,275)	(81.9)%	27,028	(9,608)	(35.5)%
Total Gross Profit	$121,411	$103,013	$ 18,398	17.9%	$94,847	$ 8,166	8.6%
Selling, general and administrative expenses	$109,209	$ 94,269	$ 14,940	15.8%	$84,748	$ 9,521	11.2%
Income from operations	12,202	8,744	3,458	39.5%	10,099	(1,355)	(13.4)%
Interest, net	879	359	520	144.8%	166	193	116.3%
Income before provision for income taxes	11,323	8,385	2,938	35.0%	9,933	(1,548)	(15.6)%
Provision for income taxes	4,281	3,270	1,011	30.9%	3,866	(596)	(15.4)%
Net income	$ 7,042	$ 5,115	$ 1,927	37.7%	$ 6,067	$ (952)	(15.7)%
Diluted earnings per share	$ 1.17	$ 0.80	$ 0.37	46.3%	$ 0.92	$ (0.12)	(13.0)%

Fiscal Year 2007 Compared to Fiscal Year 2006

Revenues. Revenues for fiscal year 2007 increased 3.1% as compared with fiscal year 2006, notwithstanding a 94.5% decrease in consumer revenues related to the transition in the second quarter of fiscal year 2006 of our T-Mobile relationship as discussed below. This decrease in consumer revenues was largely offset by a 42.6% increase in commercial revenues, driven by growth in each of our three commercial lines of business.

Our mobile devices and accessories revenues, including both commercial and consumer sales, decreased 9.4% for fiscal year 2007 compared with fiscal year 2006. We experienced significant growth in commercial sales of mobile devices and accessory products, which was offset by a significant decline in consumer sales. Commercial revenues for mobile devices and accessories, which are sold primarily to SMUs, governments and resellers, but are also sold to public carriers and network operators, increased 90.9% over the prior year, due in part to new product introductions, enhanced merchandising and packaging programs and increased sales of accessory products to carrier and independent retail customers. The decrease in consumer revenues from sales of mobile devices and accessories was primarily due to the transition of our T-Mobile affinity relationship in the second quarter of fiscal year 2006. Our T-Mobile affinity relationship accounted for approximately 26% and 12% of total revenues and gross profit, respectively, in fiscal year 2006.

The 11.0% increase in our network infrastructure sales from fiscal year 2006 to fiscal year 2007 is primarily attributable to an increase in sales of wireless local area network (WLAN) products and radio frequency (RF) propagation products. These increases were largely a result of our fiscal year 2007 acquisition of TerraWave and GigaWave, which primarily offer WLAN products and training. Our growth in sales of network infrastructure product was in sales to SMUs, governments and resellers, as we have continued to focus on diversification beyond the traditional infrastructure carrier customer. Although we believe the market for our network infrastructure products will continue to grow, there can be no assurance that these trends will continue.

Revenues from our installation, test and maintenance line of business increased 30.1% from the prior fiscal year, primarily due to large sales of repair parts related to our expanded major repair components relationship with Nokia, as well as increased sales of tools, shop supplies, and safety apparel and equipment. While revenues and gross profits from this Nokia relationship were significantly higher than fiscal year 2006 results, revenues and gross profits decreased significantly from the first six months of fiscal year 2007 to the last six months of the year. Going forward, we expect gross profits from this business to approximate the levels we experienced in the last half of the fiscal year.

Gross Profit. Gross profit grew 17.9% in fiscal year 2007 compared with fiscal year 2006, driven by growth in each of our three commercial business segments. Commercial gross profit grew 38.2% and was partially offset by an 81.9% decrease in consumer gross profit. Gross profit margin increased to 24.7% in fiscal year 2007 from 21.6% in fiscal year 2006. Gross profit margin increased in our network infrastructure segment, from 23.3% in fiscal year 2006 to 24.3% in fiscal year 2007. In our installation, test and maintenance segment, gross profit margin decreased to 28.9% in fiscal year 2007 from 30.4% in fiscal year 2006. Generally, our gross margins by product within these segments have been sustained and these variations are related to sales mix within the segment product offerings. Gross profit margin in our mobile devices and accessories segment increased to 23.2% in fiscal year 2007 from 18.0% in fiscal year 2006. This increase is primarily attributable to a large decrease in low margin consumer sales which had been related to the T-Mobile relationship, and is partially offset by a decrease in commercial gross profit margin for our commercial sales. The decrease in commercial gross profit margin for our mobile devices and accessories segment, from 24.2% for fiscal year 2006 to 22.5% for fiscal year 2007, is attributable to sales mix within the product offering. The gross profit margin for our consumer sales increased from 12.7% to 41.9% in fiscal year 2007 due to the loss of lower margin handset sales from our T-Mobile relationship which was transitioned in the second quarter of fiscal year 2006. During fiscal year 2006, we began sourcing a significant portion of our private branded subscriber accessory product line directly from factories in China. All of such purchases are denominated in U.S. dollars. We also have been increasing the amount of products sold under TESSCO's private labels, including our GigaWave training. While sales of these directly sourced products and services represented only 10% of our total sales, we believe that this direct sourcing initiative has allowed us to realize lower costs of goods sold on sales of these products after accounting for additional supply chain costs and lead times. We also believe that these cost savings have allowed us to be more competitive in the market. We account for inventory at the lower of cost or market, and as a result, write-offs/write-downs occur due to damage, deterioration, obsolescence, changes in prices and other causes.

Our ongoing ability to earn revenues and gross profits from customers and vendors looking to us for product and supply chain solutions is dependent upon a number of factors. The terms, and accordingly the factors, applicable to each affinity relationship often differ. Among these factors are the strength of the customer's or vendor's business, the supply and demand for the product or service, including price stability, changing customer or vendor requirements, and our ability to support the customer or vendor and to continually demonstrate that we can improve the way they do business. In addition, the agreements or arrangements on which our affinity relationships are based are typically of limited duration, and are terminable by either party upon several months or otherwise short notice. These affinity relationships could also be affected by wireless carrier consolidation.

As total revenues and gross profits from larger customer and vendor relationships, including AT&T Mobility (formerlyCingular) and Nokia, increase, we occasionally experience and expect to continue to experience pricing pressures that may adversely affect future results. In an effort to mitigate the overall effect of these pressures and to meet these consistent challenges, we are focused on our continuing efforts to grow revenues and gross profits from other customer and vendor relationships.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased by 15.8% during fiscal year 2007 as compared with fiscal year 2006. Total selling, general and administrative expenses as a percentage of revenues increased from 19.7% in fiscal year 2006 to 22.2% in fiscal year 2007 due to the increases in expenses discussed below.

The largest factors contributing to the increase in total selling, general and administrative expenses were increased labor costs and expenses related to business generation activities in support of our continued increased focus on our commercial business during fiscal year 2007.

Labor cost increases were primarily related to sales and product management, as well as increased fulfillment costs Labor costs were also impacted by the acquisition of TerraWave and GigaWave in April 2006. Finally, labor costs have increased over the prior year period due to increased expenses related to our reward programs, including Performance Stock Units (PSU's). Total labor costs, including benefits, increased by approximately $5.8 million from fiscal year 2006 to fiscal year 2007.

Marketing expenses also increased in fiscal year 2007 as compared with fiscal year 2006. Near the end of the first quarter of fiscal year 2006, we retained RTC Relationship Marketing, a direct- and database-marketing firm to increase market awareness of TESSCO's value proposition and product and solutions offering among potential and existing customers. During the second quarter of fiscal year 2007, we began a media campaign utilizing different marketing techniques to broaden our outreach. Sales promotion expense also increased due to costs related to increased sales to retail customers. Although we believe that these programs contributed to the growth in our commercial business during fiscal year 2007, there can be no assurance as to the extent that these programs will increase future revenues or gross profits. Total marketing and sales promotion expenses increased by approximately $6.5 million from fiscal year 2006 to fiscal year 2007.

Freight costs in fiscal year 2007 decreased approximately $3.5 million over the prior year, primarily due to the loss of consumer sales associated with our T-Mobile relationship which ended in the second quarter of fiscal year 2006. This decrease was partially offset by the freight costs associated with the increase in commercial sales.

We continually evaluate the credit worthiness of our existing customer receivable portfolio and provide an appropriate reserve based on this evaluation. We also evaluate the credit worthiness of prospective customers and make decisions regarding extension of credit terms to such prospects based on this evaluation. Accordingly, we recorded a provision for bad debts of $999,900 and $742,800 for fiscal year 2007 and fiscal year 2006, respectively.

Interest, Net. Net interest expense increased from $358,500 in fiscal year 2006 to $879,400 in fiscal year 2007, primarily due to increased average balances on our revolving credit facility, as well as increased interest rates on our revolving credit facility and our term bank loan. As noted below, beginning October 1, 2005, we entered into a receive variable/pay fixed interest rate swap on our existing bank loan, thus fixing the interest rate on this loan at 6.38%. Interest expense on our other debt instruments had only minor variances from year-to-year in total.

Income Taxes, Net Income and Diluted Earnings Per Share. The effective tax rates in fiscal year 2007 and 2006 were 37.8% and 39.0%, respectively. The effective tax rate for fiscal year 2007 decreased due to changes in the relationship between non-deductible expenses and taxable income, as well as other minor differences in the taxability of certain other items. As a result of the factors discussed above, net income and diluted earnings per share for fiscal year 2007increased 37.7% and 46.3%, respectively, compared with fiscal year 2006. Diluted earnings per share was also positively impacted by the stock buyback program further discussed in the Liquidity and Capital Resources section below.

Fiscal Year 2006 Compared to Fiscal Year 2005

Revenues. Revenues for fiscal year 2006 decreased 7.0% as compared with fiscal year 2005, primarily due to a 43.6% decrease in consumer revenues as a result of the transition in the second quarter of fiscal year 2006 of our T-Mobile relationship as discussed above. This decrease in consumer revenues was largely offset by a 26.2% increase in commercial revenues, driven by growth in each of our three commercial lines of business.

Our mobile devices and accessories revenues, including both commercial and consumer sales, decreased 20.4% for fiscal year 2006 compared with fiscal year 2005. We experienced significant growth in commercial sales of mobile devices and accessory products, which was offset by a significant decline in consumer sales. Commercial revenues for mobile devices and accessories, which are sold primarily to SMUs, governments and resellers, but also to public carriers and network operators, increased 54.6% over the prior year, due in part to new product introductions, enhanced merchandising and packaging programs and new wireless carrier retail relationships. The decrease in consumer sales of mobile devices and accessories was primarily due to the transition of our T-Mobile affinity relationship in the second quarter of fiscal year 2006. Our T-Mobile affinity relationship accounted for approximately 26.5% and 11.8% of total revenues and gross profit, respectively, in fiscal year 2006 and approximately 44.4% and 20.4% of total revenues and gross profit, respectively, in fiscal year 2005.

The 13.7% increase in our network infrastructure sales for this fiscal year over the same period of last year is primarily attributable to an increase in sales of fixed wireless broadband products and radio frequency (RF) propagation products. The market for broadband and network equipment products continues to emerge and grow. All of our growth in sales of network infrastructure product was in sales to SMUs, governments and resellers, as we have focused on diversification beyond the traditional infrastructure carrier customer.

Revenues from our installation, test and maintenance line of business increased 18.0% from the prior-year period, primarily due to increased sales of repair parts and components, tools, shop supplies and safety apparel and equipment, which were partially offset by decreased revenues from test and bench equipment.

Gross Profit. Gross profit grew 8.6% in fiscal year 2006 compared with fiscal year 2005, driven by growth in each of our three commercial business segments. Commercial gross profit grew 26.2% and was partially offset by a 35.5% decrease in consumer gross profit. Gross profit margin increased to 21.6% in fiscal year 2006 from 18.5% in fiscal year 2005. Gross profit margin decreased slightly in our network infrastructure segment, from 23.7% to 23.3%, and increased to 30.4% from 25.9% in our installation, test and maintenance segment. Generally, our gross margins by product within these segments have been sustained and these variations are related to sales mix within the segment product offerings, including repair and replacement parts in our installation, test and maintenance line of business, an increased portion of which was accounted for on a net revenue basis. Gross profit margin in our mobile devices and accessories segment increased to 18.0% in fiscal year 2006 from 14.9% in fiscal year 2005, due to changes in sales mix. The gross profit margin for our consumer sales increased slightly over the prior-year period due to the loss of lower margin handset sales and the receipt of standby fees from our T-Mobile relationship which was transitioned in the second quarter of fiscal year 2006. The decrease in commercial gross profit margin for our mobile devices and accessories segment, from 27.1% for fiscal year 2005 to 24.2% for fiscal year 2006, is attributable to sales mix within the product offering in part due to new retail relationships established during fiscal year 2006. During fiscal year 2006, we began sourcing a significant portion of our private branded subscriber accessory product line directly from factories in China. All of such purchases are denominated in U.S dollars. Prior to fiscal year 2006, we purchased this type of product from U.S. sources. While sales of these directly sourced products represent a relatively immaterial percentage of our total sales, we believe that this direct sourcing initiative has allowed us to realize lower costs of goods sold on sales of these products after accounting for additional supply chain costs and lead times. We also believe that these cost savings have allowed us to be more competitive in the market. We account for inventory at the lower of cost or market, and as a result, write-offs/write-downs occur due to damage, deterioration, obsolescence, changes in prices and other causes.

Selling, General and Administrative Expenses. Total selling, general and administrative expenses increased by 11.2% during fiscal year 2006 as compared with fiscal year 2005. Total selling, general and administrative expenses as a percentage of revenues increased from 16.5% in fiscal year 2005 to 19.7% in fiscal year 2006 due to the increase in expense as discussed below.

The largest factors contributing to the increase in total selling, general and administrative expenses were increased labor fulfillment costs and expenses related to business generation activities. These increases are reflective of our increased focus on our commercial business during fiscal year 2006. During the fourth quarter of fiscal year 2005, fulfillment costs and labor costs increased due to start-up issues associated with our new Configuration, Fulfillment and Delivery technology system that was initiated during that quarter. We continued to see increases in fulfillment costs and labor costs in the first quarter of fiscal year 2006 related to this system, but to a lesser extent. Labor costs have also increased over the prior-year period, related to investments in business generation personnel in an effort to drive commercial revenue growth. Total labor costs, including benefits, increased by approximately $5.0 million from fiscal year 2005 to fiscal year 2006.

Marketing expenses also increased in fiscal year 2006 as compared with fiscal year 2005. In the first quarter of fiscal year 2006, we retained RTC Relationship Marketing, a direct- and database- marketing firm to increase market awareness of TESSCO's value proposition and product and solutions offering among potential and existing customers. In the third quarter of fiscal year 2006, we launched programs designed to increase our base of customers and our customers' monthly purchases. Although we believe that these programs contributed to the growth in our commercial business during fiscal year 2006, there can be no assurance as to the extent that these programs will increase future revenues or gross profits. Total marketing and sales promotion expenses increased by approximately $2.4 million from fiscal year 2005 to fiscal year 2006.

We continually evaluate the credit worthiness of our existing customer receivable portfolio and provide an appropriate reserve based on this evaluation. We also evaluate the credit worthiness of prospective customers and make decisions regarding extension of credit terms to such prospects based on this evaluation. Accordingly, we recorded a provision for bad debts of $742,800 and $1,227,000 for fiscal year 2006 and fiscal year 2005, respectively.

Interest, Net. Net interest expense increased from $166,200 in fiscal year 2005 to $358,500 in fiscal year 2006, primarily due to increased interest expense on our revolving credit facility and our term bank loan, partially offset by increased interest income. As noted below, beginning October 1, 2005, we entered into a receive variable/pay fixed interest rate swap on our existing bank loan, thus fixing the interest rate on this loan at 6.38%. Interest expense on our other debt instruments had only minor variances from year-to-year in total.

Income Taxes, Net Income and Diluted Earnings Per Share. The effective tax rates in fiscal year 2006 and 2005 were 39.0% and 38.9%, respectively. The effective tax rate for fiscal year 2006 increased due to minor changes in our relationship between non-deductible expenses and taxable income, as well as changes in the taxability in certain states. As a result of the factors discussed above, net income and diluted earnings per share for fiscal year 2006 decreased 15.7% and 13.0%, respectively, compared with fiscal year 2005.

Liquidity and Capital Resources

In summary, our cash flows were as follows:

	2007	2006	2005
Cash flow provided by operating activities	$ 28,025,800	$ 3,317,800	$ 4,255,000
Cash flow used in investing activities	(8,684,700)	(2,908,400)	(4,380,800)
Cash flow used in financing activities	(17,451,700)	(2,003,300)	(2,759,000)
Net increase (decrease) in cash and cash equivalents	$ 1,889,400	$(1,593,900)	$(2,884,800)

In fiscal year 2007, our cash inflow from operating activities was driven by net income, net of depreciation and amortization and non-cash stock compensation expense, as well as a significant decrease in product inventory and an increase in accrued expenses and other current liabilities. The decrease in product inventory was primarily due to our amended repair components relationship with Nokia. Under the relationship, we continue to manage marketing, sales and distribution of repair components for Nokia, but we now maintain inventory on consignment. Accrued expense increased primarily due to increased accruals for our reward program and tax accruals.

Cash flows used in investing activities included capital expenditures, which primarily consisted of investment in information technology, as well as an acquisition. On April 21, 2006, the Company acquired substantially all the non-cash net assets of TerraWave Solutions, Ltd. and its commonly owned affiliate, GigaWave Technologies, Ltd. for an initial cash payment of approximately $3.8 million, and additional cash earn-out payments over a four-year period, contingent on the achievement of certain minimum earnings thresholds ($1.5 million of the $3.8 million cash amount paid at closing is a non-refundable prepayment against future earn-out payments, if any). To the extent that certain minimum earnings thresholds are not achieved, the Company will not be able to recover this prepayment. The maximum amount of contingent future earn-out payments (after subtracting the $1.5 million prepayment) is $15.5 million. Contingent payments made under the terms of the purchase agreement will be treated as an additional cost of the acquired businesses and additional goodwill has been and will continue to be recorded. For the period of April 21, 2006 through April 1, 2007, $500,000 has been paid for additional earn-out based on achievement of certain earnings thresholds in accordance with the terms of the purchase agreement. An additional earn-out related to this same period of $1.5 million was accrued as of year-end, and was paid in May 2007. In accordance with the acquisition agreement, these earn-out amounts are net of $375,000 (one quarter of the $1.5 million prepayment) of the non-refundable prepayment against future earn-out payments discussed above. Additionally, acquisition related transaction costs, primarily comprised of legal and accounting fees, totaled $89,500.

Cash flow used in financing activities is primarily related to treasury stock purchases. During fiscal year 2007, we purchased 1,043,813 shares of our outstanding common stock pursuant to our stock buyback program, compared with 200,700 shares purchased in fiscal year 2006. From the beginning of our stock buyback program (the first quarter of fiscal year 2004), through the end of fiscal year 2007, a total of 1,794,867 shares have been purchased under this program for approximately $23.4 million, or an average price of $13.05 per share. The Board of Directors has authorized the purchase of up to 1,950,000 shares in the aggregate, and therefore, 155,133 shares remained available to be purchased as of the end of fiscal year 2007. We expect to fund future purchases, if any, from working capital and/or our revolving credit facility. No timetable has been set for the completion of this program.

Of the 1,043,813 shares repurchased during fiscal year 2007, 944,463 shares were purchased at $16.67 per share for approximately $15.7 million in one transaction with a large former shareholder. This transaction significantly reduced shareholders' equity, and because the purchase price was funded with borrowings under our revolving credit facility, it also increased total liabilities. Prior to entering into this transaction, we discussed the proposed transaction, the anticipated borrowings necessary to consummate the transaction and its possible impact on our financial condition, with Wachovia Bank, N.A. and SunTrust Bank, the lenders under our revolving credit facility and term loan. As a result of the transaction, we did not meet the Maximum Total Liabilities to Tangible Net Worth covenant under the terms of our revolving credit facility and term loan at the end of the second quarter of fiscal year 2007. We requested and received a waiver of the covenant from the banks for the second fiscal quarter. At the end of the third quarter of fiscal year 2007, we also did not meet the Maximum Total Liabilities to Tangible Net Worth covenant; and, we again requested and received a waiver from the banks that allowed us to avoid a covenant violation under these loans for the third fiscal quarter. We were in compliance with the Maximum Total Liabilities to Tangible Net Worth covenant, and all other bank covenants, as of the end of the fourth quarter of fiscal year 2007.

Previously, and also then in anticipation of the prospect of continued repurchase of shares under our stock buyback program, early in the second quarter of fiscal year 2007 we reviewed with Wachovia Bank, N.A. and SunTrust Bank the terms applicable to our revolving credit facility which had the effect of limiting both aggregate repurchases of our stock and our ability to use borrowings under the revolving credit facility to finance repurchases of our stock, to $10 million. After discussion, the banks agreed to change the relevant references from $10 million to $25 million. That agreement was memorialized pursuant to the terms of a joinder, assumption, ratification and modification agreement entered into with the banks in respect of each of these facilities. Also as part of that undertaking, and as required of us under the terms of the existing documents for the revolving credit facility and term loan, we formally agreed with the banks to join as co-borrowers under the revolving credit agreement and term loan several operating subsidiaries of ours that had been created more recently, including those created in connection with the TerraWave and GigaWave acquisitions, and to update and address other generally routine procedural matters relating to the documentation for these facilities.

We have a term loan in the original principal amount of $4.5 million with Wachovia Bank, N.A. and SunTrust Bank that is payable in monthly installments of principal and interest with the balance due at maturity, June 30, 2011. The note bears interest at a floating rate of LIBOR plus 1.75%. The note is secured by a first position deed of trust encumbering the Company-owned real property in Hunt Valley, Maryland. The loan is subject to generally the same financial covenants as our revolving credit facility, which, as discussed below, has recently been replaced with a new facility, the covenants under which also apply to the term loan. This loan had a balance of $3,900,000 as of April 1, 2007.

On October 1, 2005, we entered into a receive variable/pay fixed interest rate swap on a total notional amount of $4.2 million with Wachovia Bank, N.A. to avoid the risks associated with fluctuating interest rates on our existing term bank loan discussed above, and to eliminate the variability in the cash outflow for interest payments. The interest rate swap agreement locks the interest rate for the outstanding principal balance of the loan at 6.38% through June 30, 2011. There was no payment due or received at inception of the swap. No hedge ineffectiveness will be recognized as the interest rate swap provisions match the applicable provisions of the term bank loan. This cash flow hedge qualified for hedge accounting using the short-cut method since the swap terms match the critical terms of the hedged debt.

Working capital decreased to $33.5 million as of April 1, 2007, from $45.7 million as of March 26, 2006, primarily due to the consignment of Nokia repair components inventory. Shareholders' equity decreased to $57.1 million as of April 1, 2007, from $65.1 million as of March 26, 2006, primarily due to the repurchase of our stock, partially offset by increased retained earnings due to fiscal year 2007 net income.

To minimize interest expense, our policy is to use excess available cash to pay down any balance on our $30 million revolving credit facility. We expect to meet short-term and long-term liquidity needs through operating cash flow, supplemented by our revolving credit facility. In doing so, the balance on our revolving credit facility could increase depending on our working capital and other cash needs. If we were to undertake an acquisition or other major capital purchases that require funds in excess of its existing sources of liquidity, we would look to sources of funding from additional credit facilities, debt and/or equity issuances. There can be no assurances that such additional future sources of funding would be available on terms acceptable to us, if at all.

On May 31, 2007, we replaced our $30 million revolving line of credit facility with a new $50 million revolving line of credit facility with SunTrust Bank and Wachovia Bank, N.A. This new facility has a term expiring in May 2010. Interest is payable monthly at the LIBOR rate plus an applicable margin, which ranges from 1.25% to 2.75%. Like the replaced facility, borrowing availability under this new facility is determined in accordance with a borrowing base. The facility includes financial covenants, including a minimum tangible net worth, minimum cash flow coverage of debt service, and a maximum funded debt to EBITDA ratio. These financial covenants now also apply to the existing term loan secured by our Hunt Valley, Maryland facility.

We generated $3.3 million of net cash from operating activities in fiscal year 2006 compared to $4.3 million in fiscal year 2005. In fiscal year 2006, our cash inflow from operating activities was driven by net income plus depreciation and amortization and a significant decrease in trade accounts receivable and product inventory, partially offset by a decrease in trade accounts payable. The decreases in inventory, trade accounts receivable and trade accounts payable are primarily related to the termination of our T-Mobile affinity relationship in the second quarter of fiscal year 2006. The decreases in inventory and accounts payable related to T-Mobile products were largely offset by increases in inventory and accounts payable related to our repair and replacement parts relationship with Nokia.

Capital expenditures totaled $2.9 million in fiscal year 2006, primarily related to investments in information technology. In fiscal year 2005, capital expenditures totaled $4.4 million, comprised primarily of investments in information technology, including our Configuration, Fulfillment and Delivery technology system.

We used $2.0 million of net cash from financing activities in fiscal year 2006 compared with a net usage of $2.8 million in fiscal year 2005. During fiscal year 2006, we purchased 200,700 shares of our outstanding common stock pursuant to our stock buyback program, compared with 381,005 shares purchased in fiscal year 2005. From the beginning of our stock buyback program (the first quarter of fiscal year 2004), through the end of fiscal year 2006, a total of 751,055 shares have been purchased under this program for approximately $5.7 million, or an average price of $7.63 per share.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and the understanding of our results of operations:

Revenue Recognition. We record revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) our price to the buyer is fixed and determinable, and 4) collectibility is reasonably assured. Our revenue recognition policy includes evidence of arrangements for significant revenue transactions through either receipt of a customer purchase order or a web-based order. We record revenue when risk of loss has passed to the customer. In most cases, shipments are made using FOB shipping terms. For a small portion of our sales, we use FOB destination terms and record the revenue when the product is received by the customer. Our prices are always fixed at the time of sale. Historically, there have not been any material concessions provided to or by customers, future discounts, or other incentives subsequent to a sale. We sell under normal commercial terms and, therefore, we only record sales on transactions where collectibilty is reasonably assured.

Because our sales transactions meet the conditions set forth in Statement of Financial Accounting Standard (SFAS) No. 48, "Revenue Recognition When Right of Return Exists," we recognize revenues from sales transactions containing sales returns provisions at the time of the sale. These conditions require that 1) our price be substantially fixed and determinable at the date of sale, 2) the buyer is obligated to pay us, and such obligation is not contingent on their resale of the product, 3) the buyer's obligation to us does not change in the event of theft or physical destruction or damage of the product, 4) the buyer has economic substance apart from us, 5) we do not have significant obligations for future performance to directly bring about resale of the product by the buyer, and 6) the amount of future returns can be reasonably estimated. Because our normal terms and conditions of sale are consistent with conditions 1-5 above, and we are able to perform condition 6, we make a reasonable estimate of product returns in sales transactions and accrue a sales return reserve based on this estimate.

Our current and potential customers are continuing to look for ways to reduce their inventories and lower their total costs, including distribution, order taking and fulfillment costs, while still providing their customers excellent service. Some of these companies have turned to us to implement supply chain solutions, including purchasing inventory, assisting in demand forecasting, configuring, packaging, kitting and delivering products and managing customer relations, from order taking through cash collections. In performing these solutions, we assume varying levels of involvement in the transactions and varying levels of credit and inventory risk. As our solutions offerings continually evolve to meet the needs of our customers, we constantly evaluate our revenue accounting based on the guidance set forth in accounting standards generally accepted in the United States. When applying this guidance in accordance with Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," we look at the following indicators: whether we are the primary obligor in the transaction; whether we have general inventory risk; whether we have latitude in establishing price; the extent to which we change the product or perform part of the service; whether we have responsibility for supplier selection; whether we are involved in the determination of product and service specifications; whether we have physical inventory risk; whether we have credit risk; and whether the amount we earn is fixed. Each of our customer relationships is independently evaluated based on the above guidance and revenue is recorded on the appropriate basis. Based on a review of the factors above, in the majority of our sales relationships, we have concluded that we are the principal in the transaction and we record revenue based upon the gross amounts earned and booked. However, we do have certain relationships where we are not the principal and we record revenue on a net fee basis, regardless of amounts billed (less than 5% of our total revenue). If applying this revenue recognition guidance resulted in recording revenue on a different basis from which we have previously concluded, or if the factors above change significantly, revenues could increase or decrease; however, our gross profit and net income would remain constant.

Allowance for Doubtful Accounts. We use estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. We estimate the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience and our stability as it relates to its current customer base. Typical payments from commercial customers are due 30 days from the date of the invoice. Sales made to consumers are primarily made through credit card transactions. We charge-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Inventory Reserves. We establish inventory reserves for excess and obsolete inventory. We regularly review inventory to evaluate continued demand and identify any obsolete or excess quantities of inventory. We record a provision for the difference between excess and obsolete inventory and its estimated realizable value. Estimated realizable value is based on anticipated future product demand, market conditions and liquidation values. Actual results differing from these projections could have a material effect on our results of operations.

Impairment of Long-Lived and Indefinite-Lived Assets. Our Consolidated Balance Sheet includes goodwill of approximately $5.0 million and other indefinite lived intangible assets of $850,000. We perform annual impairment tests for goodwill and other indefinite lived assets on the first day of our fourth quarter. We also periodically evaluate our long-lived assets for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on estimated future cash flows, market conditions, operational performance and legal factors. Future events, such as significant changes in cash flow assumptions, could cause us to conclude that impairment indicators exist and that the net book value of goodwill, long-lived assets or intangible assets are impaired. Had the determination been made that the goodwill and other indefinite lived intangible assets were impaired, the value of these assets would have been reduced by an amount up to $5.9 million, resulting in a charge to operations.

Classification of Expenses. Our cost of goods sold includes cost of products and freight from vendors to our distribution centers. Product management, distribution, purchasing, receiving/inspection, warehousing and corporate overhead costs are included in selling, general and administrative expenses. Accordingly, our gross margins may not be comparable to other entities that may include these costs in cost of goods sold.

Income Taxes. In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We will adopt FIN 48 effective as of April 2, 2007. We believe that the adoption of FIN 48 will not have a material impact on our consolidated financial statements.

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability. This review is based on historical taxable income, projected future taxable income and the expected timing of the reversals of existing temporary differences. Based on this review, we have not established a valuation allowance. If we are unable to generate sufficient taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Stock-Based Compensation. Effective March 27, 2006, we adopted SFAS No. 123R, "Share-Based Payment," using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which we had previously adopted effective March 29, 2004, and SFAS No. 123R are generally consistent with respect to our share-based payments (other than as described below), the adoption of SFAS No. 123R did not have a material impact on our financial position, results of operations or cash flows.

SFAS No. 123R requires our Company to include in its calculation of periodic stock compensation expense an estimate of future forfeitures. Prior to fiscal year 2007, in accordance with SFAS No. 123, we only included forfeitures in its calculation of stock compensation expense when the awards were actually forfeited. The inclusion of estimated in lieu of actual forfeitures did not have a material impact on our financial position or results of operations for the year ended April 1, 2007. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits be reported as a financing cash flow.

Summary Disclosures about Contractual Obligations and Commercial Commitments

The following tables reflect a summary of our contractual cash obligations and other commercial commitments as of April 1, 2007:

	Payment Due by Fiscal Year				
	Total	Less Than 1 Year	Years 1-3	Years 4-5	More Than 5 Years
Long-Term Debt Obligations.......	$4,559,400	$ 356,200	$ 724,300	$3,478,900	$ —
Revolving credit facility...........	—	—	—	—	—
Lease Obligations.................	1,911,800	1,426,200	484,700	900	—
Interest payments	996,700	260,600	466,000	270,100	—
Other Long-Term Liabilities	1,250,800	—	676,400	75,000	499,400
Total contractual cash obligations.	$8,718,700	$2,043,000	$2,351,400	$3,824,900	$499,400

Other Long-Term Liabilities reflected on the Registrant's Balance Sheet under GAAP include amounts owed under the deferred compensation plan and Supplemental Executive Retirement Plan. Interest payments include amounts owed on notes payable at their stated contractual rate, as well as interest payments on our note with a bank at a fixed rate of 6.38%.

In April 2006, TESSCO acquired the non-cash assets and businesses of TerraWave Solutions, Ltd. and its commonly owned affiliate, GigaWave Technologies, Ltd. The table above does not include additional potential cash earn-out payments of up to $15 million related to this acquisition through April 2010, which are contingent on the achievement of certain minimum earnings thresholds. While these contingent payments are not fixed at present, they represent potential future commitments.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. We will adopt FIN 48 effective as of April 2, 2007. We do not believe that the adoption of FIN 48 will have a material impact on the consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" (FASB 157), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. We will adopt FASB 157 effective as of April 2, 2007. We do not believe that the new standard will have a material impact on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), to address diversity in practice in quantifying financial statement misstatements and the potential for the build up of improper amounts on the balance sheet. SAB 108 identifies the approach that registrants should take when evaluating the effects of unadjusted misstatements on each financial statement, the circumstances under which corrections of misstatements should result in a revision to financial statements and disclosures related to the correction of misstatements. SAB 108 is effective for financial statements for an interim period of the first fiscal year ending after November 16, 2006. The adoption of SAB 108 during the third quarter of our 2007 fiscal year did not have an affect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits an entity to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. We will adopt SFAS No. 159 as of April 2, 2007. We are currently assessing the potential impact of the standard and do not believe that it will have a material impact on our financial statements.

Forward-Looking Statements

This Report contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are based on current expectations. These forward-looking statements may generally be identified by the use of the words "may," "will," "believes," "should," "expects," "anticipates," "estimates," and similar expressions. Our future results of operations and other forward-looking statements contained in this report involve a number of risks and uncertainties, including those described throughout this Annual Report on Form 10-K and in Item 1A above. For a variety of reasons, actual results may differ materially from those described in any such forward-looking statement. Consequently, the reader is cautioned to consider all forward-looking statements in light of the risks to which they are subject.

Available Information

Our Internet Web site address is: www.tessco.com. We make available free of charge through our Web site, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission. Also available on our Web site is our Code of Business Conduct and Ethics. We have not incorporated herein by reference the information on our Web site, and it should not be considered a part of this filing.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We may be exposed to market risks, including foreign currency exchange rate risk, interest rate risk and commodity price risk. To mitigate these risks, we may utilize derivative financial instruments, among other strategies. We do not use derivative financial instruments for speculative purposes.

For the balance of the information required by this Item, see the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained in Item 7 of Part II of this report, which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Consolidated Balance Sheets

	April 1, 2007	March 26, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,176,300	$ 2,286,900
Trade accounts receivable, net of allowance for doubtful accounts of $910,400 and $853,600, respectively	44,859,600	43,576,500
Product inventory	37,448,800	48,793,100
Deferred tax asset	3,460,100	2,396,000
Prepaid expenses and other current assets	1,959,500	1,621,800
Total current assets	91,904,300	98,674,300
Property and equipment, net	24,256,300	24,619,800
Goodwill, net	5,008,300	2,452,200
Other long-term assets	2,513,800	1,054,100
Total assets	$ 123,682,700	$ 126,800,400
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 47,257,700	$ 44,984,000
Payroll, benefits and taxes	6,658,500	5,226,500
Income and sales taxes	2,960,800	1,187,600
Accrued expenses and other current liabilities	1,143,800	1,129,300
Current portion of long-term debt	356,200	442,500
Total current liabilities	58,377,000	52,969,900
Deferred tax liability	2,700,400	2,785,300
Long-term debt, net of current portion	4,203,200	4,559,400
Other long-term liabilities	1,250,800	1,379,000
Total liabilities	66,531,400	61,693,600
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.01 par value, 500,000 shares authorized and no shares issued and outstanding	—	—
Common stock, $0.01 par value, 15,000,000 shares authorized; 7,584,199 shares issued and 5,325,067 shares outstanding as of April 1, 2007, and 7,444,195 shares issued and 6,228,876 shares outstanding as of March 26, 2006	75,800	49,600
Additional paid-in capital	27,463,700	24,748,700
Treasury stock, at cost, 2,259,132 shares as of April 1, 2007, and 1,215,319 shares as of March 26, 2006	(27,216,200)	(9,521,100)
Retained earnings	56,806,300	49,764,200
Accumulated other comprehensive income	21,700	65,400
Total shareholders' equity	57,151,300	65,106,800
Total liabilities and shareholders' equity	$ 123,682,700	$ 126,800,400

The accompanying Notes to the Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Income

	Fiscal Years Ended		
	April 1, 2007	March 26, 2006	March 27, 2005
Revenues	$492,327,800	$477,329,300	$513,027,300
Cost of goods sold	370,916,400	374,316,300	418,180,500
Gross profit	121,411,400	103,013,000	94,846,800
Selling, general and administrative expenses	109,208,800	94,268,800	84,747,400
Income from operations	12,202,600	8,744,200	10,099,400
Interest expense, net	879,400	358,500	166,200
Income before provision for income taxes	11,323,200	8,385,700	9,933,200
Provision for income taxes	4,281,100	3,270,500	3,866,000
Net income	$ 7,042,100	$ 5,115,200	$ 6,067,200
Basic earnings per share	$ 1.22	$ 0.81	$ 0.94
Diluted earnings per share	$ 1.17	$ 0.80	$ 0.92
Basic weighted average shares outstanding	5,753,900	6,296,700	6,462,000
Diluted weighted average shares outstanding	6,016,000	6,411,500	6,560,900

The accompanying Notes to the Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Changes in Shareholders' Equity

	Common Stock		Additional	Treasury	Retained	Accumulated Other Comprehensive	Total Shareholders'
	Shares	Amount	Paid-in Capital	Stock	Earnings	Income	Equity
Balance at March 28, 2004	6,645,164	$48,500	$22,250,200	$ (4,547,000)	$38,581,800	$ —	$ 56,333,500
Net proceeds from issuance of stock	52,593	400	421,400	—	—	—	421,800
Treasury stock purchase	(381,005)	—	—	(2,907,400)	—	—	(2,907,400)
Non-cash stock compensation expense	—	—	907,000	—	—	—	907,000
Net income	—	—	—	—	6,067,200	—	6,067,200
Balance at March 27, 2005	6,316,752	48,900	23,578,600	(7,454,400)	44,649,000	—	60,822,100
Net proceeds from issuance of stock	112,824	700	424,100	—	—	—	424,800
Treasury stock purchase	(200,700)	—	—	(2,066,700)	—	—	(2,066,700)
Non-cash stock compensation expense	—	—	746,000	—	—	—	746,000
Other comprehensive income, net of tax	—	—	—	—	—	65,400	65,400
Net income	—	—	—	—	5,115,200	—	5,115,200
Balance at March 26, 2006	6,228,876	49,600	24,748,700	(9,521,100)	49,764,200	65,400	65,106,800
Net proceeds from issuance of stock	125,119	8,200	430,100	—	—	—	438,300
Treasury stock purchase	(1,043,813)	—	—	(17,695,100)	—	—	(17,695,100)
Non-cash stock compensation expense	14,885	18,000	2,037,300	—	—	—	2,055,300
Excess tax benefit from stock-based compensation	—	—	247,600	—	—	—	247,600
Other comprehensive income, net of tax	—	—	—	—	—	(43,700)	(43,700)
Net income	—	—	—	—	7,042,100	—	7,042,100
Balance at April 1, 2007	5,325,067	$75,800	$27,463,700	$(27,216,200)	$56,806,300	$ 21,700	$ 57,151,300

The accompanying Notes to these Consolidated Financial Statements are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

	Fiscal Years Ended		
	April 1, 2007	March 26, 2006	March 27, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 7,042,100	$ 5,115,200	$ 6,067,200
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	4,763,100	4,498,700	4,192,500
Non-cash stock compensation expense	2,055,300	746,000	907,000
Deferred income taxes and other	(1,159,200)	(890,100)	(367,200)
Change in trade accounts receivable	402,400	17,330,900	(13,782,800)
Change in product inventory	12,240,900	13,216,900	(19,845,500)
Change in prepaid expenses and other current assets	(320,500)	29,200	(334,100)
Change in trade accounts payable	(22,300)	(37,634,000)	27,368,000
Change in payroll, benefits and taxes	1,412,900	777,500	773,300
Change in income and sales tax	1,773,200	525,300	(18,600)
Change in accrued expenses and other current liabilities	(162,100)	(397,800)	(704,800)
Net cash provided by operating activities	28,025,800	3,317,800	4,255,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment	(4,251,400)	(2,908,400)	(4,380,800)
Acquisition of business in purchase transaction	(4,433,300)	—	—
Net cash used in investing activities	(8,684,700)	(2,908,400)	(4,380,800)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on long-term debt	(442,500)	(361,400)	(273,400)
Net proceeds from issuance of stock	438,300	424,800	421,800
Purchase of treasury stock	(17,695,100)	(2,066,700)	(2,907,400)
Excess tax benefit from stock-based compensation	247,600	—	—
Net cash used in financing activities	(17,451,700)	(2,003,300)	(2,759,000)
Net increase (decrease) in cash and cash equivalents	1,889,400	(1,593,900)	(2,884,800)
CASH AND CASH EQUIVALENTS, beginning of period	2,286,900	3,880,800	6,765,600
CASH AND CASH EQUIVALENTS, end of period	$ 4,176,300	$ 2,286,900	$ 3,880,800

The accompanying Notes to these Consolidated Financial Statements are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

Note 1. Organization

TESSCO Technologies Incorporated, a Delaware corporation (TESSCO or the Company), is a leading provider of integrated product and supply chain solutions to the professionals that design, build, run, maintain and use wireless, mobile, fixed and in-building systems. The Company provides marketing and sales services, knowledge and supply chain management, product-solution delivery and control systems utilizing extensive Internet and information technology. Approximately 97% of the Company's sales are made to customers in the United States. The Company takes orders in several ways, including phone, fax, online and through electronic data interchange.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year is the 52 or 53 weeks ending on the Sunday falling on or between March 26 and April 1 to allow the financial year to better reflect the Company's natural weekly accounting and business cycle. The fiscal year ended April 1, 2007 contained 53 weeks, while fiscal years ended March 26, 2006 and March 27, 2005 contained 52 weeks.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with an original maturity of 90 days or less.

Allowance for Doubtful Accounts

The Company uses estimates to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable and unbilled receivables to their expected net realizable value. The Company estimates the amount of the required allowance by reviewing the status of past-due receivables and analyzing historical bad debt trends. Actual collection experience has not varied significantly from estimates, due primarily to credit policies, collection experience and the Company's stability as it relates to its current customer base. Typical payments from a large majority of our commercial customers are due 30 days from the date of the invoice. Sales made to consumers are primarily made through credit card transactions. The Company charges-off receivables deemed to be uncollectible to the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Product Inventory

Product inventory is stated at the lower of cost or market, and as a result, write-offs/write-downs occur due to damage, deterioration, obsolescence, changes in prices and other causes. Cost is determined using the first-in, first-out (FIFO) method and includes certain charges directly and indirectly incurred in bringing product inventories to the point of sale. At fiscal year end 2007 and 2006, the Company has recorded a reserve for excess and obsolete inventory of $2,984,100 and $3,301,300 respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

	Useful lives
Information technology equipment and software	1 – 5 years
Configuration, Fulfillment and Delivery technology system	7 years
Furniture, telephone system, equipment and tooling	3 – 10 years
Building, building improvements and leasehold improvements	2 – 40 years

The Configuration, Fulfillment and Delivery (CFD) technology system, which was initially implemented during fiscal year 2005, is a major automated materials-handling system that is integrated with the Company's product planning and procurement system. The Company believes this CFD system has an estimated useful life that is longer than its other software assets, and thus, is depreciating the system over a seven-year life.

The Company capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use."

Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease term.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts and indefinite lived intangible assets are not amortized, but rather are tested for impairment at least annually. The Company performs its annual impairment test on the first day of its fourth quarter. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful life of 4 to 6 years using the straight-line method. Intangible assets other than goodwill are recorded within other long term assets in the Company's consolidated balance sheets. The carrying amount of indefinite lived assets are also reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The goodwill impairment test involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned. The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit's future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step, the Company calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets, including any unrecognized intangible assets, of the reporting unit from the fair value of the reporting unit as determined in the first step. The Company then compares the implied fair value of goodwill to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, the Company recognizes an impairment loss equal to the difference.

The indefinite lived intangible asset impairment test requires the determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized for an amount equal to the difference. The intangible asset is then carried at its new fair value. Fair value is determined using estimates of discounted cash flows. These estimates of discounted cash flows will likely change over time as impairment tests are performed. Estimates of fair value are also adversely affected by increases in interest rates and the applicable discount rate.

Revenue Recognition

The Company records revenue when 1) persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) price to the buyer is fixed and determinable, and 4) collectibility is reasonably assured. The Company's revenue recognition policy includes evidence of arrangements for significant revenue transactions through either receipt of a customer purchase order or a web-based order. The Company records revenue when risk of loss has passed to the customer. In most cases, shipments are made using FOB shipping terms. FOB destination terms are used for a small portion of sales, and revenue is recorded when the product is received by the customer. Prices are always fixed at the time of sale. Historically, there have not been any material concessions provided to or by customers, future discounts, or other incentives subsequent to a sale. The Company sells under normal commercial terms and, therefore, only records sales on transactions where collectibilty is reasonably assured.

Because the Company's sales transactions meet the conditions set forth in Statement of Financial Accounting Standard (SFAS) No. 48, "Revenue Recognition When Right of Return Exists," it recognizes revenues from sales transactions containing sales returns provisions at the time of the sale. These conditions require that 1) the price be substantially fixed and determinable at the date of sale, 2) the buyer is obligated to pay, and is not contingent on their resale of the product, 3) the buyer's obligation to the Company does not change in the event of theft or physical destruction or damage of the product, 4) the buyer has economic substance apart from the Company, 5) the Company does not have significant obligations for future performance to directly bring about resale of the product by the buyer, and 6) the amount of future returns can be reasonably estimated. Because the Company's normal terms and conditions of sale are consistent with conditions 1-5 above, and the Company is able to perform condition 6, it makes a reasonable estimate of product returns in sales transactions and accrues a sales return reserve based on this estimate.

Certain companies have turned to TESSCO to implement supply chain solutions, including purchasing inventory, assisting in demand forecasting, configuring, packaging, kitting and delivering products and managing customer relations, from order taking through cash collections. In performing these solutions, the Company assumes varying levels of involvement in the transactions and varying levels of credit and inventory risk. As the Company's solutions offerings continually evolve to meet the needs of its customers, the Company constantly evaluates its revenue accounting based on the guidance set forth in accounting standards generally accepted in the United States. When applying this guidance in accordance with Emerging Issues Task Force (EITF) No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company looks at the following indicators: whether it is the primary obligor in the transaction; whether it has general inventory risk; whether it has latitude in establishing price; the extent to which it changes the product or performs part of the service; whether it has responsibility for supplier selection; whether it is involved in the determination of product and service specifications; whether it has physical inventory risk; whether it has credit risk; and whether the amount it earns is fixed. Each of the Company's customer relationships is independently evaluated based on the above guidance and revenue is recorded on the appropriate basis. Based on a review of the factors above, in the majority of the Company's sales relationships, it has concluded that it is the principal in the transaction and records revenue based upon the gross amounts earned and booked. However, the Company has several smaller relationships where it is not the principal and records revenue on a net fee basis, regardless of amounts billed (less than 5% of total revenue). If applying this revenue recognition guidance resulted in recording revenue on a different basis from which the Company has previously concluded, or if the factors above change significantly, revenues could increase or decrease; however, gross profit and net income would remain constant.

Other than subscriber accessory sales relating to the Company's private brand, Wireless Solutions®, TESSCO offers no product warranties in excess of original equipment manufacturers' warranties. The Company's warranty expense is estimated and accrued at the time of sale. Warranty expense was immaterial for the fiscal years 2007, 2006 and 2005.

Vendor Programs

Funds received from vendors for price protection, product rebates and marketing/promotion are recorded to revenue, cost of goods sold or selling, general and administrative expenses in the Consolidated Statements of Income depending on the nature of the program. The Company accrues rebates or vendor incentives as earned based on sales of qualifying products or as services are provided in accordance with the terms of the related program.

Classification of Expenses

Cost of goods sold includes cost of products and freight from vendors to our distribution centers. Product management, distribution, purchasing, receiving/inspection, warehousing and corporate overhead costs are included in selling, general and administrative expenses.

Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses in the Consolidated Statements of Income and totaled $17,392,600, $20,916,500, and $20,445,600 for the fiscal years ended April 1, 2007, March 26, 2006, and March 27, 2005, respectively.

Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for the cost of direct-response advertising, primarily catalog production costs, which are capitalized and amortized over their expected period of future benefits (i.e., the life of the catalog). Direct catalog production costs included in prepaid and other assets totaled $798,700 at April 1, 2007 and $189,600 at March 26, 2006. Total advertising and marketing expense was $2,046,400, $838,400 and $820,000 for fiscal years 2007, 2006 and 2005, respectively.

Stock Compensation Awards Granted to Team Members

Effective March 27, 2006, the Company adopted SFAS No. 123R, "Share-Based Payment," using the modified prospective application transition method. Because the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company had previously adopted effective March 29, 2004, and SFAS No. 123R are generally consistent with respect to the Company's share-based payments (other than as described below), the adoption of SFAS No. 123R did not have a material impact on the financial position, results of operations or cash flows.

SFAS No. 123R requires the Company to include in its calculation of periodic stock compensation expense an estimate of future forfeitures. Prior to fiscal year 2007, in accordance with SFAS No. 123, the Company only included forfeitures in its calculation of stock compensation expense when the awards were actually forfeited. The inclusion of estimated in lieu of actual forfeitures did not have a material impact on our financial position or results of operations for the year ended April 1, 2007. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits be reported as a financing cash flow.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred income tax assets and liabilities arise from differences between the tax basis of assets or liabilities and their reported amounts in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes are paid or refunds received.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The Company will adopt SFAS No. 157 effective as of April 2, 2007. The Company does not believe that the new standard will have a material impact on its financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), to address diversity in practice in quantifying financial statement misstatements and the potential for the build up of improper amounts on the balance sheet. SAB 108 identifies the approach that registrants should take when evaluating the effects of unadjusted misstatements on each financial statement, the circumstances under which corrections of misstatements should result in a revision to financial statements and disclosures related to the correction of misstatements. SAB 108 is effective for financial statements for an interim period of the first fiscal year ending after November 16, 2006. The adoption of SAB 108 during the third quarter of the Company's 2007 fiscal year did not have an effect on its consolidated financial statements.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company will adopt FIN 48 effective as of April 2, 2007. The Company does not believe that the adoption of FIN 48 will have a material impact on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits an entity to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The Company will adopt SFAS No. 159 effective as of April 2, 2007. The Company is currently assessing the potential impact of the standard and does not believe that it will have a material impact on its financial statements.

Note 3. Stock Split Effected in the Form of a Dividend

On November 29, 2006, the Company issued a stock dividend in order to effect a three-for-two stock split of the Company's common stock. All share and earnings per share numbers prior to the November 29, 2006 stock split (including without limitation all share and share-related numbers included in Notes 11, 14 and 15 below) have been retroactively restated to reflect the stock dividend for all periods presented. The number of authorized shares of common stock remains at 15 million.

Note 4. Acquisition

On April 21, 2006, the Company acquired substantially all the non-cash net assets of TerraWave Solutions, Ltd. and its commonly owned affiliate, GigaWave Technologies, Ltd. for an initial cash payment of approximately $3.8 million, and additional cash earn-out payments over a four-year period, contingent on the achievement of certain minimum earnings thresholds ($1.5 million of the $3.8 million cash amount paid at closing is a non-refundable prepayment against future earn-out payments, if any, amortizable over the four-year period). To the extent that certain minimum earnings thresholds are not achieved, the Company will not be able to recover this prepayment. The maximum amount of contingent future earn-out payments (after subtracting the $1.5 million prepayment) is $15.5 million. Contingent payments made under the terms of the purchase agreement are treated as an additional cost of the acquired businesses and additional goodwill is recorded. Additionally, acquisition related transaction costs, primarily comprised of legal and accounting fees totaled $89,500. This acquisition was a part of our growth strategy to increase our product and service offering.

The TerraWave business (TerraWave), now owned by TESSCO, designs, configures and offers 802.11 Wi-Fi products and accessories, many of which are branded under TerraWave's private label. Some of the TerraWave-branded products are sold with products of Cisco Systems under Cisco's Strategic Technology Integrator program. The GigaWave business (GigaWave), now owned by TESSCO, provides curriculum development and hands-on, instructor-led training courses for the Wireless Local Area Network (WLAN) industry. GigaWave develops and delivers wireless networking courseware for Cisco Systems, allowing IT professionals to obtain Cisco Wireless Certifications. Both of these businesses are included in the Company's network infrastructure segment.

The Company has included the financial results of TerraWave and GigaWave in its consolidated financial statements beginning April 21, 2006 (Acquisition Date). Pro forma results have not been presented as the impact of the acquisition is not material and did not involve a significant amount of assets.

This acquisition has been accounted for as a business combination in accordance with SFAS No. 141, "Business Combinations." Under business combination accounting, the total purchase price was allocated to TerraWave and GigaWave's net tangible and identifiable intangible assets based on their estimated fair values as of April 21, 2006. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The initial purchase price was allocated as set forth below:

Trade accounts receivable	$1,685,500
Product inventory	896,600
Prepaid expenses	17,200
Identifiable intangible assets	1,630,000
Goodwill	519,000
Fixed assets	139,600
Trade accounts payable	(758,900)
Accrued expenses	(195,700)
Total purchase price	$3,933,300

In performing its purchase price allocation, the Company considered, among other factors, its intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of TerraWave and GigaWave. The Company's estimate of the fair value of intangible assets was based, in part, on a valuation completed by an independent valuation specialist, and estimates and assumptions provided by management. The identified intangible assets consisted of service-marks, covenants not to compete and customer contracts and relationships. Based upon the purchase price allocation, the trademarks are estimated to have an approximate fair value of $850,000 and an indefinite life, the customer contacts are estimated to have an approximate fair value of $490,000 and an estimated useful life of four years and the covenants not to compete are estimated to have an approximate fair value of $290,000 and an estimated useful life of six years. Goodwill noted above and additional goodwill resulting from earn-out payments are expected to be deductible for tax purposes. The primary factors contributing to a purchase price that resulted in the recognition of goodwill included expansion of the WLAN product line, expansion of markets for TESSCO's existing products, the acquired employee force and the expansion of TESSCO's training business.

For the period of April 21, 2006 through April 1, 2007, the Company increased goodwill by $2.0 million for additional earn-out based on achievement of certain earnings thresholds in accordance with the terms of the purchase agreement. Of this amount, $500,000 has been paid as of April 1, 2007, and $1.5 million was accrued as of year-end and was paid in May 2007. In accordance with the acquisition agreement, these earn-out amounts are net of $375,000 (one quarter of the $1.5 million prepayment) of the non-refundable prepayment against future earn-out payments discussed above.

Note 5. Property and Equipment

All of the Company's property and equipment is located in the United States. Property and equipment, excluding land, is depreciated using the straight-line method, and is summarized as follows:

	2007	2006
Land	$ 4,803,200	$ 4,803,200
Building, building improvements and leasehold improvements	14,504,300	14,439,500
Information technology equipment and software	24,037,300	22,058,500
Furniture, telephone system, equipment, furniture and tooling	4,790,500	4,497,300
	48,135,300	45,798,500
Less accumulated depreciation and amortization	(23,879,000)	(21,178,700)
Property and equipment, net	$ 24,256,300	$ 24,619,800

Depreciation of property and equipment was $4,597,600, $4,438,700 and $4,132,500 for fiscal years 2007, 2006 and 2005, respectively.

Unamortized computer software as of April 1, 2007 and March 26, 2006 was $2,839,500 and $3,320,700, respectively. Depreciation of unamortized computer software was $1,353,700, $1,783,300 and $1,960,200 for fiscal years 2007, 2006 and 2005, respectively.

Note 6. Other Intangible Assets

Other intangible assets as of April 1, 2007 and March 26, 2006 are summarized as follows:

	2007		2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets:				
Customer contracts	$ 490,000	$ 112,200	$ —	$ —
Covenants not to compete	290,000	44,300	—	—
Other	878,500	878,500	878,500	869,500
	1,658,500	1,035,000	878,500	869,500
Unamortized Intangible Assets:				
Trademarks	850,000	—	—	—
Total Other Intangible Assets	$2,508,500	$1,035,000	$878,500	$869,500

Amortization expense relating to other intangible assets was $165,500 for fiscal year 2007, and $60,000 for fiscal years 2006 and 2005. At April 1, 2007, amortizable intangible assets have an average remaining life of 3.9 years. Other intangibles assets primarily relate to trademarks, but also include the value of customer contacts and covenants not to complete related to our acquisition in fiscal year 2007 (see Note 4).

Note 7. Borrowings Under Revolving Credit Facility

Effective September 30, 2003, the Company established a $30 million revolving credit facility with Wachovia Bank, N.A. and SunTrust Bank. This facility has a term expiring September 2007 and is unsecured. Interest is payable monthly at the LIBOR rate plus an applicable margin, which ranges from 1.5% to 2.0%. At April 1, 2007 and March 26, 2006, the Company had no outstanding balances on its revolving credit facility.

The weighted average interest rate on borrowings under this revolving credit facility was 7.04%, 6.00% and 4.15% for fiscal years 2007, 2006 and 2005, respectively. Interest expense on this revolving credit facility for fiscal years 2007, 2006 and 2005 totaled $616,000, $151,500 and $10,100, respectively. Average borrowings under this revolving credit facility totaled $5,473,400, $1,689,300 and $244,200 and maximum borrowings totaled $17,968,400, $10,961,000 and $4,605,000, for fiscal years 2007, 2006 and 2005, respectively.

The terms of the credit facility requires the Company to meet certain financial covenants and ratios and contain other limitations including a restriction on dividend payments. The current facility is also subject to a borrowing base, based on levels of trade accounts receivable and inventory. The Company was in compliance with the terms of each facility, as applicable, at the end of fiscal years 2007, 2006 and 2005.

On April 28, 2003, the Company established a stock buyback program. During fiscal year 2007, the Company purchased 1,043,813 shares of its outstanding common stock pursuant to the stock buyback program. Of the 1,043,813 shares repurchased during the fiscal year, 944,363 shares were purchased for approximately $15.7 million in one transaction with a large former shareholder. This transaction significantly reduced shareholders' equity, and because the purchase price was funded with borrowings under the Company's revolving credit facility, it also increased total liabilities. Prior to entering into this transaction, the Company discussed the proposed transaction, the anticipated borrowings necessary to consummate the transaction and its possible impact on the Company's financial condition, with Wachovia Bank, N.A. and SunTrust Bank, the lenders under the Company's revolving credit facility and term loan. As a result of the transaction, the Company did not meet the Maximum Total Liabilities to Tangible Net Worth covenant under the terms of its revolving credit facility and term loan at the end of the second quarter of fiscal year 2007. The Company requested and received a waiver of the covenant from the banks for the second fiscal quarter. At the end of the third quarter of fiscal year 2007, the Company also did not meet the Maximum Total Liabilities to Tangible Net Worth covenant; and, the Company once again requested and received a waiver from the banks that allowed the Company to avoid a covenant violation under these loans for the third fiscal quarter. The Company was in compliance with the Maximum Total Liabilities to Tangible Net Worth covenant, and all other bank covenants, at the end of the fourth quarter of fiscal 2007.

On May 31, 2007, the Company replaced this revolving line of credit facility with a new $50 million revolving line of credit facility with SunTrust Bank and Wachovia Bank, N.A (see Note 19).

Note 8. Long-Term Debt

On June 30, 2004, the Company refinanced its previously existing term loan with a bank. The new term loan had an original principal amount of $4.5 million and is payable in monthly installments of principal and interest with the balance due at maturity, June 30, 2011. The note bears interest at a floating rate of LIBOR plus 1.75%. The note is secured by a first position deed of trust encumbering the Company-owned real property in Hunt Valley, Maryland. The loan is generally subject to the same financial covenants as the Company's revolving credit facility (see Note 7), which requires the Company to meet certain financial covenants and ratios and contains other limitations, including a restriction on dividend payments. The balance of this note at April 1, 2007 and March 26, 2006 was $3,900,000 and $4,125,000, respectively. Interest expense under this note and the prior term loan was $280,600, $230,700 and $151,900 for fiscal years 2007, 2006 and 2005, respectively.

On October 1, 2005, the Company entered into a receive variable/pay fixed interest rate swap on a total notional amount of $4.2 million with Wachovia Bank, N.A. to avoid the risks associated with fluctuating interest rates on the Company's existing term bank loan, which bears interest at a floating rate of LIBOR plus 1.75%, and to eliminate the variability in the cash outflow for interest payments. The interest rate swap agreement locks the interest rate for the outstanding principal balance of the loan at 6.38% through June 30, 2011. There was no payment due or received at inception of the swap. No hedge ineffectiveness will be recognized as the interest rate swaps' provisions match the applicable provisions of the term bank loan. This cash flow hedge qualified for hedge accounting using the short-cut method since the swap terms match the critical terms of the hedged debt. The fair value of this interest rate swap, net of tax, at April 1, 2007 and March 26, 2006 of $21,700 and $65,400, respectively, is included in Other Long-Term Assets and Accumulated Other Comprehensive Income on the Company's Consolidated Balance Sheet.

At March 26, 2006, the Company had a note payable outstanding to Baltimore County, Maryland of $90,200. The balance of the note was paid during the third quarter of fiscal year 2007. The note bore interest at 4.75% per annum. Interest expense under this note was $500, $4,300 and $5,600 for fiscal years 2007, 2006 and 2005, respectively. The note was secured by a subordinate position on Company-owned real property located in Hunt Valley, Maryland.

At April 1, 2007 and March 26, 2006, the Company had a note payable outstanding to the Maryland Economic Development Corporation of $659,400 and $786,700, respectively. The note is payable in equal quarterly installments of principal and interest of $37,400, with the balance due at maturity, October 10,

2011. The note bears interest at 3.00% per annum. Interest expense under this note was $22,200, $25,900 and $28,700 for fiscal years 2007, 2006 and 2005, respectively. The note is secured by a subordinate position on Company-owned real property located in Hunt Valley, Maryland.

As of April 1, 2007, and prior to the consideration of the lease extension discussed in the preceding paragraph, scheduled annual maturities of long-term debt are as follows:

Fiscal year:	
2008	$ 356,200
2009	360,100
2010	364,200
2011	368,500
2012	3,110,400
Thereafter	—
	$4,559,400

Note 9. Commitments and Contingencies

The Company entered into an Agreement of Lease, dated November 3, 2003, between the Company and Atrium Building LLC, under which the Company leases office space where the Company's sales, marketing and administrative offices are located. The Agreement of Lease provided for a term beginning June 1, 2004 and expiring May 31, 2007. On January 23, 2007, the Company entered into a First Amendment to Agreement of Lease, which among other things, provided for a six month extension, until November 30, 2007, of the lease term provided for under the Agreement of Lease. The monthly rental fee ranges from $112,900 to $125,000 throughout the lease term. As discussed in Note 19, "Subsequent Events," the Company entered into a Second Amendment of Lease, dated May 1, 2007, which among other things, provides for an extension, from November 30, 2007 to December 31, 2012, of the lease term provided for under the Agreement of Lease. Rent expense for fiscal years 2007, 2006 and 2005 totaled $1,905,500, $1,393,800 and $1,089,900, respectively.

As discussed in Note 19, "Subsequent Events," the Company entered into a Lease, dated June 1, 2007, between the Company and MERRITT/BAVAR-VA, LLC, a Maryland limited liability company, under which the Company leases approximately 66,000 square feet of office and warehouse space in Hunt Valley, Maryland, for a term beginning July 1, 2007 and expiring July 31, 2011. The monthly rental fee ranges from $35,700 to 38,500 throughout the lease term.

Excluding the lease events occurring after April 1, 2007 as discussed above, the Company's minimum future obligations as of April 1, 2007 under existing operating leases are as follows:

Fiscal year:	
2008	$1,426,200
2009	347,300
2010	137,400
2011	900
2012	—
Thereafter	—
	$1,911,800

Lawsuits and claims are filed against the Company from time to time in the ordinary course of business. The Company does not believe that any lawsuits or claims pending against the Company, individually or in the aggregate, are material, or will have a material adverse affect on the Company's financial condition or results of operations.

Note 10. Business Segments

The Company evaluates revenue, gross profit and inventory in three business segments: (1) Network infrastructure products, which are used to build, repair and upgrade wireless telecommunications, computing and Internet networks, and generally complement radio frequency transmitting and switching equipment provided directly by original equipment manufacturers (OEMs); (2) Mobile devices and accessory products, which include cellular telephones and other data devices, pagers and two-way radios and related accessories such as replacement batteries, cases, speakers, mobile amplifiers, power supplies, headsets, mounts, car antennas and various wireless data devices; and (3) Installation, test and maintenance products, which are used to install, tune, maintain and repair wireless communications equipment. Within the mobile devices and accessories line of business, the Company sells to both commercial and consumer markets. The network infrastructure and installation, test and maintenance lines of business sell primarily to commercial markets. The Company also regularly reviews its commercial results of operations in two customer categories. These two customer categories and the consumer customer category, for which results of operations are also separately reviewed, are described further below:

- Commercial Public Carriers and Network Operators. Public carriers and network operators include systems operators that are generally responsible for building and maintaining the infrastructure system and provide airtime service to individual subscribers.
- Commercial Self-Maintained Users, Governments and Resellers. Self-maintained user (SMU) and government customers include commercial entities such as major utilities and transportation companies, federal agencies and state and local governments, including public safety organizations. Resellers include dealers and resellers that sell, install and service cellular telephone, paging and two-way radio communications equipment primarily for the consumer and small business markets. These resellers include local and national proprietorships and retailers, as well as sales and installation centers operated by cellular and paging carriers.
- Consumers. Consumers include customers that buy through any of our affinity partner relationships or directly from our consumer website, YourWirelessSource.com™.

The Company measures segment performance based on segment gross profit. The segment operations develop their product offering, pricing and strategies, which are collaborative with one another and the centralized sales and marketing function. Therefore, the Company does not segregate assets, other than inventory, for internal reporting, evaluating performance or allocating capital. In addition, the Company has allocated all goodwill and indefinite lived intangible assets to the infrastructure segment for purposes of its annual impairment tests. Product delivery revenue and certain cost of sales expenses have been allocated to each segment based on a percentage of revenues and/or gross profit, as applicable.

Segment activity for the fiscal years 2007, 2006 and 2005 is as follows:

(in thousands)	Network Infrastructure	Mobile Devices and Accessories	Installation, Test and Maintenance	Total
Year ended April 1, 2007				
Commercial Revenues:				
Public Carriers and Network Operators	$ 49,701	$ 2,641	$14,293	$ 66,635
SMUs, Governments and Resellers	115,501	219,937	82,742	418,180
Total Commercial Revenue	165,202	222,578	97,035	484,815
Consumer Revenues	—	7,513	—	7,513
Total Revenue	$165,202	$230,091	$97,035	$492,328
Commercial Gross Profit:				
Public Carriers and Network Operators	$ 11,869	$ 785	$ 3,478	$ 16,132
SMUs, Governments and Resellers	28,213	49,351	24,570	102,134
Total Commercial Gross Profit	40,082	50,136	28,048	118,266
Consumer Gross Profit	—	3,145	—	3,145
Total Gross Profit	$ 40,082	$ 53,281	$28,048	$121,411
Product Inventory	$ 14,184	$ 19,480	$ 3,785	$ 37,449
Year ended March 26, 2006				
Commercial Revenues:				
Public Carriers and Network Operators	$ 53,049	$ 2,894	$16,997	$ 72,940
SMUs, Governments and Resellers	95,819	113,690	57,585	267,094
Total Commercial Revenue	148,868	116,584	74,582	340,034
Consumer Revenues	—	137,295	—	137,295
Total Revenue	$148,868	$253,879	$74,582	$477,329
Commercial Gross Profit:				
Public Carriers and Network Operators	$ 12,523	$ 804	$ 3,955	$ 17,282
SMUs, Governments and Resellers	22,141	27,421	18,749	68,311
Total Commercial Gross Profit	34,664	28,225	22,704	85,593
Consumer Gross Profit	—	17,420	—	17,420
Total Gross Profit	$ 34,664	$ 45,645	$22,704	$103,013
Product Inventory	$ 17,596	$ 15,565	$15,632	$ 48,793
Year ended March 27, 2005				
Commercial Revenues:				
Public Carriers and Network Operators	$ 56,620	$ 3,068	$19,905	$ 79,593
SMUs, Governments and Resellers	74,277	72,347	43,280	189,904
Total Commercial Revenue	130,897	75,415	63,185	269,497
Consumer Revenues	—	243,530	—	243,530
Total Revenue	$130,897	$318,945	$63,185	$513,027
Commercial Gross Profit:				
Public Carriers and Network Operators	$ 13,248	$ 851	$ 4,548	$ 18,647
SMUs, Governments and Resellers	17,798	19,572	11,802	49,172
Total Commercial Gross Profit	31,046	20,423	16,350	67,819
Consumer Gross Profit	—	27,028	—	27,028
Total Gross Profit	$ 31,046	$ 47,451	$16,350	$ 94,847
Product Inventory	$ 22,016	$ 32,184	$ 7,659	$ 61,859

Note 11. Stock Buyback

On April 28, 2003, the Company's Board of Directors approved a stock buyback program, authorizing the purchase of up to 675,000 shares of its outstanding common stock. On October 20, 2005, the Board of Directors amended the program, authorizing the purchase of an additional 675,000 shares. On July 17, 2006, the Board of Directors amended the program and authorized the purchase of an additional 600,000 shares of outstanding common stock, and as of that date, 1,950,000 shares have been authorized for repurchase. Shares may be purchased from time to time in the open market, by block purchase, or through negotiated transactions, or possibly other transactions managed by broker-dealers. No time limit has been set for completion of the program. As of April 1, 2007, the Company had purchased 1,794,867 shares for approximately $23.4 million, or an average of $13.05 per share. Of the total shares repurchased, 1,043,813 shares were repurchased in fiscal year 2007 at an average price of $16.95 per share, 200,700 shares were repurchased in fiscal year 2006 at an average price of $10.30 per share, 381,005 shares were repurchased in fiscal year 2005 at an average price of $7.63 per share and 169,349 shares were repurchased in fiscal year 2004 at an average price of $4.45 per share.

Note 12. Income Taxes

A reconciliation of the difference between the provision for income taxes computed at statutory rates and the provision for income taxes provided in the Consolidated Statements of Income is as follows:

	2007	2006	2005
Statutory federal rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	2.4	2.4	2.3
Non-deductible expenses	0.7	1.5	1.5
Other	0.7	1.1	1.1
Effective rate	37.8%	39.0%	38.9%

The provision for income taxes was comprised of the following:

	2007	2006	2005
Federal: Current	$ 4,907,200	$3,858,700	$3,451,000
Deferred	(1,065,400)	(939,000)	362,200
State: Current	522,900	421,600	102,500
Deferred	(83,600)	(70,800)	(49,700)
Provision for income taxes	$ 4,281,100	$3,270,500	$3,866,000

Total deferred tax assets and deferred tax liabilities as of April 1, 2007 and March 26, 2006, and the sources of the differences between financial accounting and tax basis of the Company's assets and liabilities which give rise to the deferred tax assets and liabilities are as follows:

	2007	2006
Deferred tax assets:		
Accrued expenses and reserves	$2,823,500	$2,126,400
Stock based compensation	636,600	222,000
Other assets	—	47,600
	$3,460,100	$2,396,000
Deferred tax liabilities:		
Depreciation	$2,114,600	$1,734,800
Other assets	585,800	1,050,500
	$2,700,400	$2,785,300

Note 13. Retirement Plans

The Company has a 401(k) plan that covers all eligible employees. Contributions to the plan can be made by employees, and the Company may make matching contributions at its discretion. Expense related to this matching contribution was $165,600, $129,000 and $235,900 during fiscal years 2007, 2006 and 2005, respectively. As of April 1, 2007 plan assets included 61,545 shares of common stock of the Company.

The Company maintains a nonqualified deferred compensation plan that covers directors and certain management personnel as determined by the Board of Directors' appointed Benefit Plans Committee. Effective January 1, 2005, the plan was closed to all new contributions and balances in the old plan now continue to exist under the prior plan structure. All plan assets are held in an irrevocable Rabbi trust. These assets and the related liabilities are included in other long-term assets and other long-term liabilities, respectively, in the Company's Consolidated Balance Sheets.

The Company maintains a Supplemental Executive Retirement Plan for Robert B. Barnhill, Jr., chairman, president and CEO of the Company. This plan is funded through a life insurance policy for which the Company is the sole beneficiary. The cash surrender value of the life insurance policy and the net present value of the benefit obligation are included in other long-term assets and other long-term liabilities, respectively, in the Company's Consolidated Balance Sheets.

Note 14. Earnings Per Share

The dilutive effect of all options and Performance Stock Units outstanding has been determined by using the treasury stock method. The weighted average shares outstanding is calculated as follows:

	2007	2006	2005
Basic weighted average shares outstanding	5,753,900	6,296,700	6,462,000
Effect of dilutive common stock equivalents outstanding	262,100	114,800	98,900
Diluted weighted average shares outstanding	6,016,000	6,411,500	6,560,900

As of April 1, 2007, stock options with respect to 185,000 shares of common stock were outstanding. All outstanding options and earned but not yet vested PSUs were included in the computation of diluted earnings per share because all such instruments were dilutive.

Note 15. Stock-Based Compensation

Effective March 27, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment," using the modified prospective application transition method.

Because the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which the Company had previously adopted effective March 29, 2004, and SFAS No. 123R are generally consistent with respect to the Company's share-based payments (other than as described below), the adoption of SFAS No. 123R did not have a material impact on the Company's financial position, results of operations or cash flows.

SFAS No. 123R requires the Company to include in its calculation of periodic stock compensation expense an estimate of future forfeitures. Prior to fiscal year 2007, in accordance with SFAS No. 123, the Company only included forfeitures in its calculation of stock compensation expense when the awards were actually forfeited. The inclusion of estimated in lieu of actual forfeitures did not have a material impact on the Company's financial position or results of operations for the fiscal year ended April 1, 2007. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits be reported as a financing cash flow.

The Company's selling, general and administrative expenses for the fiscal years ended April 1, 2007, March 26, 2006 and March 27, 2005 include $2,055,300, $702,300 and $886,900, respectively, of stock compensation expense. Provision for income taxes for the fiscal years ended April 1, 2007 and March 26, 2006 includes $776,900, $273,900 and $345,000, respectively, of income tax benefits related to our stock-based compensation arrangements. Stock compensation expense is primarily related to our Performance Share Unit Program as described below.

The Company's stock incentive plan is the Amended and Restated 1994 Stock and Incentive Plan (the 1994 Plan). The 1994 Plan allows for the grant of awards in respect of an aggregate of 1,758,750 shares of the Company's common stock. As of April 1, 2007, 125,278 shares were available for issue in respect of awards available for future grant under the 1994 Plan. However, on May 1, 2007, based on fiscal year 2007 results, 449,696 shares related to PSUs were cancelled, and as a result, those shares were made available for future grants. Accordingly, on May 1, 2007, PSUs covering an aggregate of 574,974 shares were available for issue pursuant to future awards under the 1994 Plan. The 1994 Plan allows for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units and other performance awards. No additional awards can be made under the 1994 Plan after July 22, 2009, without shareholder approval of an extension of the plan term. Options, restricted stock and Performance Stock Unit (PSU) awards have been granted as awards under the 1994 Plan. Shares which are subject to outstanding PSU or other awards under the Plan, and which are not earned, are returned to the 1994 Plan and become available for future issuance.

Performance Stock Units: Beginning in fiscal year 2005, the Company's equity-based compensation philosophy and practice shifted away from awarding stock options to granting performance-based and time-vested stock grants. Accordingly, in April 2004, the Company's Board of Directors established a Performance Stock Unit Award Program under the 1994 Plan. Under the program, Performance Stock Units (PSUs) have been granted to selected individuals. Each PSU entitles the participant to earn TESSCO common stock, but only after earnings per share and, for non-director employee participants, individual performance targets are met over a defined performance cycle. Performance cycles, which are fixed for each grant at the date of grant, range from one to three years. Once earned, shares vest and are issued over a specified period of time determined at the time of the grant, provided that the participant remains employed by or associated with the Company at the time of share issuance. Earnings per share targets, which take into account the earnings impact of this program, are set by the Board of Directors in advance for the complete performance cycle at levels designed to grow shareowner value, and for those PSUs which are based upon multiple year performance cycles, typically represent continual increases in earnings per share. If actual performance does not reach the minimum annual or cumulative threshold targets, no shares are issued. Under SFAS No. 123R, the Company records compensation expense on its PSUs over the service period, based on the number of shares management estimates will ultimately be issued. Accordingly, the Company determines the periodic financial statement compensation expense based upon the stock price at the PSU grant date, management's projections of future EPS performance over the performance cycle, and the resulting amount of estimated share issuances, net of estimated forfeitures. Future changes in factors impacting the ultimate number of shares granted could cause these estimates to change significantly in future periods. The Company estimated the forfeiture rate primarily based on historical experience and expectations of future forfeitures. The Company's calculated estimated forfeiture rate was approximately 2%.

The following table summarizes the activity under the Company's PSU program for fiscal years 2007, 2006 and 2005:

	2007		2006		2005	
	Shares	Weighted-Average Fair Value at Grant	Shares	Weighted-Average Fair Value at Grant	Shares	Weighted-Average Fair Value at Grant
Outstanding, non-vested beginning of period	1,067,742	$ 9.07	935,626	$9.16	—	—
Granted	228,000	13.04	248,195	8.79	935,626	$9.16
Vested	79,313	9.05	51,579	9.18	—	—
Forfeited/canceled	346,257	8.99	64,500	9.19	—	—
Outstanding, non-vested end of period	870,172	$10.15	1,067,742	$9.07	935,626	$9.16

Of the 870,172 shares outstanding, but not yet vested at the end of fiscal year 2007, 280,425 shares were earned and 449,696 shares have been cancelled on May 1, 2007 based on fiscal year 2007 activity (or cumulative performance for the period of fiscal years 2005 through fiscal 2007). The shares were cancelled because cumulative and/or annual earnings per share performance of the Company did not reach the high end performance targets set forth in the PSU grants. An additional 140,051 shares were earned based on prior years performance and have not yet vested as of April 1, 2007. Accordingly, based on performance through fiscal year 2007, 420,474 shares have been earned, but are not yet vested. Assuming the respective participants remain employed by or affiliated with the Company on these dates, these shares will vest on or about May 1, of 2007, 2008, 2009 and 2010 as follows:

	Number of Shares
2007	158,761
2008	153,984
2009	53,866
2010	53,863
	420,474

On June 6, 2007, the Compensation Committee, with the concurrence of the full Board of Directors, granted additional PSUs to selected key individuals, providing them with the opportunity to earn up to 173,000 additional shares of the Company's common stock in the aggregate, depending upon whether certain threshold or goal earnings per share targets are met and individual performance metrics are satisfied in fiscal year 2008. These PSUs have only one measurement year (fiscal year 2008), with any shares earned at the end of fiscal year 2008 to vest 25% on or about each of May 1 of 2008, 2009, 2010 and 2011, provided that the participant remains employed by or associated with the Company on each such date.

As of April 1, 2007, there was approximately $2.9 million of total unrecognized compensation costs related to PSUs. These costs are expected to be recognized over a weighted average period of 2.4 years.

Stock Options: For the fiscal year ended April 1, 2007, options for 11,250 shares were forfeited at an average exercise price of $17.44. For the fiscal year ended March 26, 2006, options for 109,613 shares were forfeited at an average exercise price of $10.65. In accordance with SFAS No. 123R, the fair value of the Company's stock options have been determined using the Black-Scholes-Merton option pricing model, based upon facts and assumptions existing at the date of grant. Stock options granted have exercise prices equal to the market price of the Company's common stock on the grant date.

The value of each option at the date of grant is amortized as compensation expense over the option service period. This occurs without regard to subsequent changes in stock price, volatility or interest rates over time, provided that the option remains outstanding. The following table summarizes the pertinent option information for outstanding options:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding, beginning of year	240,000	$ 8.34		
Granted	—	—		
Exercised	(43,750)	7.13		
Cancelled	(11,250)	17.44		
Outstanding, end of year	185,000	$ 8.07	3.66	$3,537,700
Exercisable, end of year	179,000	$ 8.19	3.71	$3,400,800

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing stock price on the last trading day of fiscal year 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on April 1, 2007. This amount changes based on the fair market value of the Company's common stock.

There were no options granted during fiscal years 2007, 2006 and 2005. The total intrinsic value of options exercised during fiscal years 2007, 2006 and 2005 was $676,500, $138,900 and $86,600.

As of April 1, 2007, there was $35,300 of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of less than one year.

Restricted Stock: During the second quarter of fiscal year 2007, the Company granted 150,000 shares of the Company's common stock to its Chairman and Chief Executive Officer as a restricted stock award under the 1994 Plan. These shares vest ratably over ten fiscal years, beginning on the last day of fiscal year 2007 and ending on the last day of fiscal year 2016, subject, however, to the terms applicable to the award, including terms providing for possible acceleration of vesting. The weighted average fair value for these shares at the grant date was $15.84. No other shares of restricted stock are currently issued as awards under the 1994 Plan. On April 1, 2007, 15,000 shares of restricted stock were released and vested. As of April 1, 2007, there was approximately $2.1 million of total unrecognized compensation costs related to restricted stock. If these shares vest ratably, these unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 9 years.

Team Member Stock Purchase Plan: During fiscal year 2000, the Company adopted the Team Member Stock Purchase Plan. This plan permits eligible employees to purchase up to an aggregate of 300,000 shares of the Company's common stock at 85% of the lower of the market price on the first day of a six-month period or the market price on the last day of that same six-month period. The Company's expenses relating to this plan are for its administration and expense associated with the fair value of this benefit in accordance with SFAS No. 123R. Expenses incurred for the Team Member Stock Purchase Plan during the fiscal year ended April 1, 2007 related to SFAS No. 123R was $18,200. During the fiscal year ended April 1, 2007, 7,901 shares were sold to employees under this plan, having a weighted average market value of $9.89.

Note 16. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade accounts receivable, product inventory, trade accounts payable, accrued expenses and other current liabilities and the note payable to a bank, which bears interest at variable rates, approximate their fair value as of April 1, 2007 and March 26, 2006.

Fair value of long-term debt, calculated using current interest rates and future principal payments, excluding the note payable to a bank, as of April 1, 2007 and March 26, 2006 is as follows:

	2007	2006
Note payable to Baltimore County, Maryland	$ —	$ 88,500
Note payable to the Maryland Economic Development Corporation	611,700	727,400
	$611,700	$815,900

Note 17. Supplemental Cash Flow Information

Cash paid for interest during fiscal years 2007, 2006 and 2005 totaled $906,300, $260,600 and $178,300, respectively. Cash paid for income taxes, net of refunds, for fiscal years 2007, 2006 and 2005 totaled $3,367,900, $3,143,100 and $3,159,600, respectively.

Note 18. Concentration of Risk

The Company is dependent on third-party equipment manufacturers, distributors and dealers for all of its supply of wireless communications equipment. For fiscal years 2007, 2006 and 2005, sales of products purchased from the Company's top ten vendors accounted for 43%, 55% and 60% of total revenues, respectively. In fiscal year 2007, sales of product purchased from the Company's largest vendor, Motorola, accounted for approximately 19% of total revenues. Sales of product purchased from the Company's second largest vendor, Nokia Inc. accounted for approximately 11% of our revenues in fiscal year 2007. In fiscal years 2006 and 2005, sales of products purchased from the Company's largest vendor, T-Mobile, which consisted primarily of handset sales, accounted for approximately 24% and 41% of total revenues, respectively. The Company is dependent on the ability of its vendors to provide products on a timely basis and on favorable pricing terms. Although the Company believes that alternative sources of supply are available for many of the product types it carries, the loss of certain principal suppliers, or the loss of one or more of certain ongoing affinity relationships, could have a material adverse effect on the Company.

The Company's future results could also be negatively impacted by the loss of certain customers, and/or the loss of one or more of certain ongoing affinity relationships. For fiscal years 2007, 2006 and 2005, sales of products to the Company's top ten customer relationships accounted for 30%, 35% and 53% of total revenues, respectively. In fiscal year 2007, sales to the Company's largest customer relationship, AT&T Mobility, a top tier cellular carrier purchasing phone accessories, accounted for approximately 22% of total revenues. In fiscal years 2006 and 2005, sales to the Company's largest customer relationship, T-Mobile, accounted for approximately 26% and 44% of total revenues, respectively. Sales under the T-Mobile customer relationship included handsets purchased from T-Mobile, phone accessories purchased from third-party vendors, and other supply chain service billings.

In mid-September 2005, T-Mobile, previously the largest affinity and overall customer relationship, completed the transition from the TESSCO provided e-commerce marketing and sales system to an in-house web solution and alternative third-party logistics provider, and thus revenues then ceased from this relationship.

Note 19. Subsequent Events

On May 1, 2007, the Company entered into a Second Amendment of Agreement of Lease, which among other things, provides for an extension, from November 30, 2007 to December 31, 2012, of the lease term provided for under the Agreement of Lease, dated November 3, 2003, as previously amended January 23, 2007, between the Company and Atrium Building LLC, under which the Company leases approximately 94,000 square feet in Timonium, Maryland, where the Company's corporate and administrative offices are located. The rental rate ranges from $124,700 to $ 144,600 per month at the close of the extended term.

On May 31, 2007, the Company replaced its $30 million revolving line of credit facility with a new $50 million revolving line of credit facility with SunTrust Bank and Wachovia Bank, N.A (see Note 7). This new facility has a term expiring May 2010. Interest is payable monthly at the LIBOR rate plus an applicable margin, which ranges from 1.25% to 2.75%. Like the replaced facility, borrowing availability under this new facility is determined in accordance with a borrowing base. This new facility includes financial covenants, including a minimum tangible net worth, minimum cash flow coverage of debt service, and a maximum funded debt to EBITDA ratio. These financial covenants now also apply to the existing term loan secured by our Hunt Valley, Maryland facility (see Note 8). The new facility also limits the Company's ability to engage in certain transactions or activities (but not limited to) investments and acquisitions, sales of assets, payment of dividends, issuance of additional debt and other matters.

On June 1, 2007, the Company entered into a Lease between the Company and MERRITT/BAVAR-VA, LLC, a Maryland limited liability company, under which the Company leases approximately 66,000 square feet of office and warehouse space in Hunt Valley, Maryland, for a term beginning July 1, 2007 and expiring July 31, 2011. The monthly rental fee ranges from $35,700 to 38,500 throughout the lease term.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
TESSCO Technologies Incorporated:

We have audited the accompanying consolidated balance sheets of TESSCO Technologies Incorporated and subsidiaries as of April 1, 2007 and March 26, 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended April 1, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TESSCO Technologies Incorporated and subsidiaries at April 1, 2007 and March 26, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 1, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 15 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on March 27, 2006.

/s/ Ernst & Young, LLP

Baltimore, Maryland
June 4, 2007

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

We maintain a system of disclosure controls and procedures that is designed to provide reasonable assurance that information, which is required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and is accumulated and communicated to management in a timely manner. Our chief executive officer and chief financial officer have evaluated this system of disclosure controls and procedures as of the end of the period covered by this annual report, and have concluded that the system is effective. There have been no changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

Part III

Items 10, 11, 12, 13 and 14.

The information with respect to the identity and business experience of executive officers of the Company as required to be included in Item 10 to this Form 10-K is set forth in Part I of this Form 10-K. The information otherwise required by Items 10 through 14 will be contained in a definitive proxy statement for our Annual Meeting of Shareholders, which we anticipate will be filed no later than 120 days after the end of our fiscal year pursuant to Regulation 14A and accordingly these items have been omitted in accordance with General Instruction G(3) to Form 10-K.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this report:

1. The following consolidated financial statements are included in Item 8 of this report:

2. The following financial statement schedules are required to be filed by Item 8 and paragraph (d) of this Item 15 included herewith:

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable.

3. Exhibits

3.1.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1.1 to the Company's Registration Statement on Form S-1 (No. 33-81834)).
3.1.2	Certificate of Retirement of the Registrant (incorporated by reference to Exhibit 3.1.2 to the Company's Registration Statement on Form S-1 (No. 33-81834)).
3.1.3	First Certificate of Amendment to Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1.3 to the Company's Registration Statement on Form S-1 (No. 33-81834)).
3.1.4	Certificate of Amendment to Certificate of Incorporation of the Registrant filed September 6, 1996 (incorporated by reference to Exhibit 3.1.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 28, 1997).
3.1.5	Certificate of Correction filed with the Secretary of State of Delaware on February 7, 2007 to Certificate of Amendment to Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on September 6, 1999 (incorporated by reference to Exhibit 3.1.5 to the Company's Quarterly Report on Form 10-Q filed February 7, 2007).
3.2.1	Second Amended and Restated Bylaws of the Registrant adopted February 7, 2007 (incorporated by reference to Exhibit 3.2.1 to the Company's Quarterly Report of Form 10-Q filed February 7, 2007).
10.1.1	Employment Agreement dated August 31, 2006 with Robert B. Barnhill, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 1, 2006).
10.3.1	Employment Letter Agreement between TESSCO Technologies Incorporated and Douglas A. Rein (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
10.3.2	Termination of Employment Agreement between TESSCO Technologies Incorporated and Douglas A. Rein (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 1999).
10.5.1	Employee Incentive Stock Option Plan, as amended (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 (No. 33-81834)).
10.7.1	Team Member Stock Purchase Plan (incorporated by reference to Appendix No. 2 to the Company's Definitive Proxy Statement filed with the Commission on July 15, 1999).

10.8.1 Credit Agreement effective as of September 30, 2003, by and among (a) TESSCO Technologies Incorporated, Cartwright Communications Company, TESSCO Service Solutions, Inc., TESSCO Incorporated, Wireless Solutions Incorporated and TESSCO Business Services LLC and (b) Wachovia Bank, National Association and SunTrust Bank (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 30, 2003).

10.8.2 First Modification Agreement made as of February 28, 2005, by and among (a) TESSCO Technologies Incorporated, Cartwright Communications Company, TESSCO Service Solutions, Inc. TESSCO Incorporated, Wireless Solutions Incorporated and TESSCO Business Services, LLC, (b) the lenders who are or who may become a party to the First Modification Agreement, (c) Wachovia Bank, National Association, and (d) SunTrust Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on March 4, 2005).

10.12.1 Agreement of Lease By and Between Atrium Building, LLC and TESSCO Technologies Incorporated (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003).

10.13.1 TESSCO Technologies Incorporated Performance Share Unit Agreement—Officer and Employees (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004).

10.13.2 TESSCO Technologies Incorporated Performance Share Unit Agreement—Non-employee Director (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 27, 2004).

10.14.1 TESSCO Technologies Incorporated Amended and Restated 1994 Stock and Incentive Plan (incorporated by reference to Exhibit 4.1.1 to The Company's Registration Statement on Form S-8 File No. 333-118177 filed with the United States Securities and Exchange Commission on August 12, 2004).

10.15.1 Credit Agreement dated June 30, 2004, by and among the Registrant and affiliates, and Wachovia Bank, National Association, SunTrust Bank and the lenders party thereto from time to time (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004).

10.15.2 Term Note of Registrant and affiliates dated June 30, 2004, payable to Wachovia Bank, N.A. and SunTrust Bank (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004).

10.15.3 Guaranty Agreement dated June 30, 2004, of TESSCO Incorporated, to and for the benefit of Wachovia Bank, N.A., as agent (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 26, 2004).

10.16.1 Asset Purchase Agreement, Dated as of April 5, 2006, by and among TerraWave Solutions, Ltd., Gigawave Solutions, Ltd. and TESSCO Incorporated and GW Services Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 24, 2006).

10.16.2	Joinder, Assumption, Ratification and Modification Agreement, dated as of August 29, 2006 by and among the Registrant, various affiliates of the Registrant and Wachovia Bank, N.A. and SunTrust Bank, as lenders (Revolving Line of Credit Facility) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006).
10.16.3	Joinder, Assumption, Ratification and Modification Agreement, dated as of August 29, 2006 by and among the Registrant, various affiliates of the Registrant and Wachovia Bank, N.A. and SunTrust Bank, as lenders (Term Loan) (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 24, 2006).
11.1.1	Statement re: Computation of Per Share Earnings (filed herewith).
21.1.1	Subsidiaries of the Registrant (filed herewith).
23.1.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
31.1.1	Rule 15d-14(a) Certification of Robert B. Barnhill, Jr., Chief Executive Officer (filed herewith).
31.2.1	Rule 15d-14(a) Certification of David M. Young, Chief Financial Officer (filed herewith).
32.1.1	Section 1350 Certification of Robert B. Barnhill, Jr., Chief Executive Officer (filed herewith).
32.2.1	Section 1350 Certification of David M. Young, Chief Financial Officer (filed herewith).

Schedule II: Valuation and Qualifying Accounts

For the fiscal years ended:

	2007	2006	2005
Allowance for doubtful accounts:			
Balance, beginning of period	$ 853,600	$ 1,196,400	$ 1,071,600
Provision for bad debts	999,900	742,800	1,227,000
Write-offs and other adjustments	(943,100)	(1,085,600)	(1,102,200)
Balance, end of period	$ 910,400	$ 853,600	$ 1,196,400

	2007	2006	2005
Inventory Reserve:			
Balance, beginning of period	$ 3,301,300	$ 2,065,800	$ 2,211,700
Inventory reserve expense	1,928,200	2,437,300	1,553,300
Reduction to inventory reserve	(2,245,400)	(1,201,800)	(1,699,200)
Balance, end of period	$ 2,984,100	$ 3,301,300	$ 2,065,800

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESSCO Technologies Incorporated

By: /s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr., President
June 13, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Robert B. Barnhill, Jr. Robert B. Barnhill, Jr.	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	June 13, 2007
/s/ David M. Young David M. Young	Senior Vice President, Chief Financial Officer, and Corporate Secretary (principal financial and accounting officer)	June 13, 2007
/s/ John D. Beletic John D. Beletic	Director	June 13, 2007
/s/ Jerome C. Eppler Jerome C. Eppler	Director	June 13, 2007
/s/ Susan D. Goodman Susan D. Goodman	Director	June 13, 2007
/s/ Benn R. Konsynski Benn R. Konsynski	Director	June 13, 2007
/s/ Daniel Okrent Daniel Okrent	Director	June 13, 2007
/s/ Dennis J. Shaughnessy Dennis J. Shaughnessy	Director	June 13, 2007
/s/ Morton F. Zifferer Morton F. Zifferer	Director	June 13, 2007

Exhibit 23.1.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-95249) pertaining to the TESSCO Technologies Incorporated Team Member Stock Purchase Plan and the Registration Statements (Form S-8 No. 33-87178 and Form S-8 No. 333-118177), pertaining to the TESSCO Technologies Incorporated Amended and Restated 1994 Stock and Incentive Plan and Employee Incentive Stock Option Plan, of our report dated June 4, 2007, with respect to the consolidated financial statements and schedule of TESSCO Technologies Incorporated included in the Annual Report (Form 10-K) for the year ended April 1, 2007.

/s/ Ernst & Young, LLP

Baltimore, Maryland
June 11, 2007

Shareowner Information

Annual Meeting

The Annual Meeting of Shareowners is schec uled to be held at 9:00 a.m., Thursday, July 26, 2007:
TESSCO Technologies Incorporated
375 West Padonia Road
Timonium, MD 21093

Investor Relations

TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland USA 21031

Telephone: 410-229-1000 (USA)
410-229-1200 (International)
Facsimile: 410-527-0005
Email: investor@tessco.com
Internet: www.tessco.com

Analysts, investors and shareowners seeking additional information about TESSCO Technologies Incorporated are invited to contact:

David M. Young
Telephone: 410-229-1380
Facsimile: 410-229-1656
Email: young@tessco.com

A copy of the Company's Annual Report to tl e Securities and Exchange Commission on Form 10-K is available without charge on the SEC Web :site, www.sec.gov, or upon request to address above.

TESSCO on NASDAQ

TESSCO's common stock trades on the NAS')AQ Global Market under the symbol TESS.

Analyst Coverage

William Blair & Co.

Transfer Agent

Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
201-296-4000

Corporate Counsel

Ballard Spahr Andrews and Ingersoll, LLP
Baltimore, MD

Independent Public Accounting Firm

Ernst & Young LLP
Baltimore, MD

Corporate Governance

The highest ethical standards have always been integral to TESSCO's culture and business success. Guided by the "TESSCO Way," each director, officer and team member is expected to observe the highest standards of ethical behavior in the performance of his or her duties for the Company. The Company's Code of Business Conduct and Ethics can be found in the corporate section of the our Web site, www.tessco.com. From a corporate governance perspective, our seven member Board of Directors includes six independent directors. The audit, compensation and nominating committees are composed entirely of independent directors and their duties are authorized by board resolutions and committee charters.

Forward-looking Statements

This Report contains a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which are based on current expectations. These forward-looking statements may generally be identified by the use of the words "may," "will," "believes," "should," "expects," "anticipates," "estimates" and similar expressions. Our future results of operations and other forward-looking statements contained in this report involve a number of risks and uncertainties. For a variety of reasons, actual results may differ materially from those described in any such forward-looking statement. Consequently, the reader is cautioned to consider all forward-looking statements in light of the risks to which they are subject.

We are not able to identify or control all circumstances that could occur in the future that may adversely affect our business and operating results. In addition to risk elsewhere discussed in our Annual Report on Form 10-K for the fiscal year ended April 1, 2007, included among the risks that could lead to a materially adverse impact on our business or operating results are: failure of our information technology system or distribution system; third-party freight carrier interruption; increased competition from competitors, including manufacturers or national and regional distributors of the products we sell and the absence of significant barriers to entry which could result in pricing and other pressures on profitability and market share; technology changes in the wireless communications industry, which could lead to significant inventory obsolescence and/or our inability to offer key products that our customers demand; loss of significant customers or relationships, including affinity relationships; the strength of the customers', vendors' and affinity partners' business; the termination or non-renewal of limited duration agreements or arrangements with our vendors and affinity partners which are typically terminable by either party upon several months notice; economic conditions that may impact customer's ability to fund purchase of our products and services; our dependence on a relatively small number of suppliers and vendors, which could hamper our ability to maintain appropriate inventory levels and meet customer demand; the possibility that, for unforeseen reasons, we may be delayed in entering into or performing, or may fail to enter into or perform, anticipated contracts or may otherwise be delayed in realizing or fail to realize anticipated revenues or anticipated savings; inability to protect certain intellectual property, including systems and technologies on which we rely; and consolidation among large wireless service carriers and others within the wireless communications industry.

TESSCO Leadership

Directors

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer of TESSCO Technologies Incorporated

John D. Beletic
Executive Chairman of Fiber Tower Inc. and Venture Partner with Oak Investment Partners, a venture capital firm

Benn R. Konsynski, Ph.D.
George S. Craft Professor of Business Administration for Decision and Information Analysis at the Goizueta Business School of Emory University

Daniel Okrent
Writer, publishing consultant, and associate of the Shorenstein Center at the John F. Kennedy School of Government at Harvard University

Dennis J. Shaughnessy
Chairman of the Board of FTI Consulting Inc.

Morton F. Zifferer, Jr.
Chairman and CEO of New Standard Corporation, a metal products manufacturer

Susan D. Goodman
Founder of Goodman & Company, a strategic marketing consultancy firm (Term expires 2007 Annual Meeting)

Jerome C. Eppler
Owner of Eppler & Company, a private financial advisor (Director Emeritus)

Jay G. Baitler
Executive Vice President of Staples, Inc., Contract Division (Nominated for election at 2007 Annual Meeting)

Officers

Robert B. Barnhill, Jr.
Chairman, President and Chief Executive Officer

Gerald T. Garland
Senior Vice President
Solutions Development and Product Management

Douglas A. Rein
Senior Vice President
Fulfillment and Operations

Said Tofighi
Senior Vice President
Market Development and Sales

David M. Young
Senior Vice President, Chief Financial Officer and Corporate Secretary

Donna R. Balinkie
Vice President

P. Douglas Dollenberg, Jr.
Vice President

Thomas F. Foster
Vice President

James R. Gaarder
Vice President

W. E. Scott Jasion
Vice President

Jeffrey A. Kaufman
Vice President

Harold S. Kuff
Vice President

Steven E. Lehukey
Vice President

Elizabeth S. Robinson
Vice President

Nicholas J. Salatino
Vice President

Jeffrey L. Shockey
Vice President

Mary Beth Smith
Vice President

Aric M. Spitulnik
Vice President

Thomas O. Williams
Vice President



TESSCO Technologies Incorporated

Corporate Headquarters
11126 McCormick Road
Hunt Valley, Maryland USA
21031-1494

USA, CANADA, MEXICO 800-472-7373
Worldwide 1-410-229-1200
Fax 410-527-0005
www.tessco.com

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